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04012117

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henlys Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 5057 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 1/15/04

# HENLYS

ANNUAL REPORT & FINANCIAL STATEMENTS 2003



82-5051

AR/S
9-30-03

04 JAN 15 7:21



HENLYS GROUP plc

Contents



**front cover:** Blue Bird's new Vision school bus, built on a purpose-designed Blue Bird chassis, offers the best driver's line of sight in the industry.

# Financial Summary

| | Year ended 30 September 2003 | 9 months ended 30 September 2002 restated |
|---|---|---|
| Turnover including Joint Ventures and Associates | **£516.7m** | £522.8m |
| Total Operating Profit before amortisation of goodwill and exceptional items | **£15.2m** | £34.5m |
| Total Exceptional items | **(£16.2m)** | (£8.2m) |
| Pre-Tax Profit before amortisation of goodwill and exceptional items | **£2.0m** | £23.4m |
| Total Operating (Loss)/Profit | **(£23.1m)** | £10.1m |
| Adjusted Earnings per Share before amortisation of goodwill and exceptional items | **1.8p** | 21.1p |
| Dividend per Share | **1.0p** | 7.65p |

HENLYS GROUP PLC IS THE LEADING BUS AND COACH MANUFACTURER IN NORTH AMERICA. THROUGH BLUE BIRD CORPORATION, PRÉVOST CAR AND NOVA BUS IT PRODUCES A COMPREHENSIVE RANGE OF VEHICLES INCLUDING LUXURY TOURING COACHES, SCHOOL BUSES, CITY BUSES AND COACH SHELLS FOR PRESTIGE MOTORHOMES.

HENLYS ALSO HAS A 30% SHAREHOLDING IN TRANSBUS INTERNATIONAL, A MAJOR EUROPEAN BUS AND COACH BUILDER.

# Joint Statement from the Chairman and the Chief Executive

The new Wanderlodge M380 - a new high-end motorhome with room-expanding slide-out suites.



Blue Bird's All American Rear Engine school bus incorporates the latest safety and strength features, including flat front and exterior mirror system for better sight lines.



This Report and Financial Statements cover the 12-month period ended 30 September 2003, following the change in 2002 of our accounting reference date from 31 December to 30 September. As referred to in the Financial Director's Review, the contribution from TransBus International included in the Financial Statements covers the 12-month period to June 2003 as a result of different financial years now adopted by the Group and The Mayflower Corporation plc, the majority owner of this associate company.

***Overview***

This year has been a very difficult one for the Group. In North America our main markets remained subdued as a result of pressure on US Federal and State expenditure budgets and the negative effect of continuing terrorism alerts, the Iraq War and the SARS virus on levels of both business and tourist travel. In addition the Blue Bird results were adversely affected by major but temporary manufacturing problems at its school bus body and assembly plant in North Georgia. In the UK, TransBus maintained its market leading position but faced increased competition from Continental European bus and coach manufacturers.

**Results**

Total turnover for the 12 months ended 30 September 2003 was £516.7m (9 months to 30 September 2002 £522.8m). This includes £96.4m relating to our share of TransBus (9 months to 30 September 2002 £44.2m). In overall terms, sales of commercial bus and coach products were lower, due to the planned model changeover in Blue Bird and the continuing downturn in the North American market for touring coaches. School bus sales were significantly down, primarily due to output constraints at the North Georgia plant in the second half, but motorhome sales held up well.

Operating profit for the 12-months, before exceptional costs and amortisation of goodwill, was £15.2m compared with £34.5m (restated) in the 9 months to 30 September 2002. Pre-tax profit, before exceptional costs and goodwill amortisation, was £2.0m against £23.4m (restated) for the previous 9 month period. There was a net exceptional charge of £16.2m (9 months to 30 September 2002 £8.2m) for the 12 months, mainly relating to one-off costs of quality rectification and production inefficiencies at North Georgia but also including severance costs for people released at Blue Bird and TransBus as part of cost reduction programmes. The loss after taxation for the year was £35.0m (9 months to September 2002, loss of £5.6m - restated).

The weakness of the US dollar had an important impact on the year's reported results. Profit was reduced by £0.8m as a result of lower earnings from Prévost on its sales to the USA, net of savings in the Group's US dollar denominated interest costs. This was offset by the benefit of £1.6m due to a change of accounting policy relating to foreign exchange translation, as more fully described in the Finance Director's Review. The prior year's results have been restated for this policy change.

Despite State budget restrictions school bus demand in the USA and Canada stabilised in this period following two years of decline. It is therefore particularly disappointing that production problems at the Blue Bird North Georgia facility prevented the Group taking full advantage of this and overshadowed a number of other rationalisation and development projects that the Company completed successfully. Following extensive management changes at Blue Bird, the North Georgia issues are now being resolved and the company is well equipped for the next phase of manufacturing improvement which will greatly improve our competitive position.

One highly successful element of Blue Bird's school bus activity in this period was the design and launch of its own chassis for the largest volume segment of this market. The Blue Bird Type-C chassis, and the brand new school bus based on that chassis, were successfully launched during 2003 and have been very well received in the marketplace. The other new products mentioned in last year's report, designed to give Blue Bird strong growth in the commercial bus, coach and motorhome markets, are also well advanced. Some models have now been launched and, despite having to address some of the early engineering issues which often occur on the introduction of an ambitious new product range, customer reaction is very positive and the order book is now growing.

Prévost Car Inc faced another challenging year, as the market for its luxury touring coaches showed further deterioration. The Canadian market, where Prévost is strong as the main domestic producer, was the worst affected by the SARS outbreak, receiving high profile attention when the WHO for a short period advised against travel to Toronto. In contrast Prévost's other activity, the supply of custom-built coach shells for conversion into luxury motorhomes, has seen stable volumes and currently offers good growth prospects as other applications are developed for the shell structures - one of the best prospects is conversion of shells into mobile command vehicles for the recently established US Department of Homeland Security. In response to the lower coach volumes Prévost has continued to reduce fixed costs and use less working capital.

Nova Bus successfully completed its exit from the "Buy America" market, and improved its financial performance despite the lower volumes available from this strategy. Steady progress was

Blue Bird's Express 4500, now in the market launch phase, delivers multipurpose versatility and reliability at a significantly lower price point than other commuter coaches.



**FIRST MODELS OF BLUE BIRD'S NEW MOTORHOME, COMMERCIAL BUS AND COACH RANGES ARE NOW LAUNCHED AND HAVE BEEN WELL RECEIVED IN THE MARKET PLACE.**

made in improving labour efficiency on the long-term order for Quebec Province which now provides the main production load for this plant, and the sales function was re-organised to pursue business with other Canadian provinces. Negotiations on the renewal of a labour contract for shop-floor employees broke down in late June resulting in management declaring a lockout which continued to the end of the financial year. Management and staff were able to complete and deliver all critical orders over this period, so customer image remains positive and the dispute is now resolved.

The main focus of TransBus this year shifted to cost reduction. Substantial labour cost savings were achieved, as well as increased flexibility to balance capacity across different TransBus sites producing similar vehicles. Another initiative to protect its leading market share is the launch of new vehicles targeted at key market segments. The Profile launched in October 2002 has been central to the achievement of a further 20% growth in coach sales this year and the Enviro 200 midibus, with improved passenger capacity and the option of an environmentally-friendly diesel/electric "hybrid" drive, should sustain the leading position of TransBus in this vehicle category.

**Re-financing**

Following recent announcements of discussions with our lenders regarding the re-financing of our banking facilities, the Board has agreed new facilities of US$325.8m with its existing bank syndicate.

Scheduled amortisation payments totalling $40m will be made by the end of September 2005. By 31 December 2005 a further $135m of these facilities are to be refinanced. Following this repayment, the balance is repayable before the end of December 2008. The new facilities, which are on a secured basis, are conditional on the Group meeting financial covenants which have been set in relation to expectations of future trading performance throughout the period of these arrangements. Pricing on the new facilities will be higher, in line with market terms and recent trading performance.

**Dividend**

In light of the disappointing trading performance in the last 6-months of the period the Board has decided not to recommend a final dividend for the year ended 30 September 2003. The total dividend for the year will therefore be the 1p paid as an interim dividend on 12 August 2003.

Despite the belief that this decision is appropriate in the present circumstances, the Board reaffirms its intention of reverting to dividend payments at an appropriate level as soon as there is evidence of a sustainable recovery in the Group's financial performance.

**Board**

Robert Wood (Chairman) and Neil Beresford (Executive Director) retired on 30 April 2003 and we thank them for their contribution to the company. Mike Ost became Non-Executive Chairman from 1 May 2003.

Although the appointments fall outside the financial year covered by the Report we are delighted to announce the following Board changes effective from 1 December 2003:

- Chris Woodwark joins the Group as Senior Non-Executive Director.
- Bill Gillespie joins as Finance Director Designate.
- Jeff Bust is appointed to the Board and retains his current position as President & CEO of Blue Bird Corporation. Jeff replaces Richard Maddox, who leaves the Group Board to focus full time on his position as VP Sales & Marketing for Blue Bird.

Further information on our new board members, can be found on page 15.

**Employees**

We would like to thank employees throughout the Group for all their efforts during another challenging year.

**Outlook**

Operational management has been strengthened substantially during the year, and the new team in Blue Bird is making good progress in dealing with the North Georgia challenges and reducing the overall cost base in line with the more competitive market conditions. In addition, the remainder of Blue Bird's new motorhome, commercial bus and coach models will be launched within the next 12 months. As a result of these moves, combined with recent more positive signs of US economic recovery and generally improving travel statistics, the Board is confident that a turnaround in trading performance can be achieved commencing in the 2003/4 financial year.

**M S Ost**
(Chairman)

**T A Welsh**
(Chief Executive)

THROUGH BLUE BIRD, PRÉVOST CAR AND NOVA BUS WE HAVE THE WIDEST PRODUCT COVERAGE OF THE NORTH AMERICAN BUS AND COACH MARKET. WE CONTINUE TO BE THE NUMBER ONE SUPPLIER IN THE US AND CANADA AND SELL TO FIVE DISTINCT MARKET SEGMENTS.

- PREMIUM MOTOR HOMES (SHELLS AND COMPLETE UNITS)
- TOURING / HIGHWAY COACHES
- SCHOOL BUSES
- FULL SIZE TRANSIT BUSES FOR HEAVY DUTY CITY TRANSPORT
- COMMERCIAL BUSES FOR SHUTTLE AND MEDIUM DUTY TRANSIT APPLICATIONS


HOLLISTER
SAN BENITO COUNTY TRANSIT
COUNTY EXPRESS





ACTION




16 HOSPITAL
Thamesdown


Blue Bird Ultra LMB - a low floor/low mass bus designed specifically for the shuttle/paratransit market.

**main picture:** Blue Bird Xcel 102 - a rugged and flexible transit and shuttle bus with advanced features based on ten years of experience, research and testing.

Prévost H3-45 VIP bus shell demonstrates its versatility - here converted for use as a mobile showroom and hospitality lounge.

When Thamesdown Transport introduced a new hospital express they chose Super Pointer Darts from TransBus to link Swindon town centre with its new Great Western Hospital.

## Blue Bird Corporation

Blue Bird is the leading manufacturer of school buses in North America, with a market share of 40%, and also produces commercial buses and luxury 'Wanderlodge' motor homes. Blue Bird has an extensive network of independent distributors in the US and Canada.

Blue Bird is 100% owned by Henlys.

## Prévost Car Inc. Nova Bus

Prévost has around a 20% share of the coach market in the US and Canada and is the market leader in bus shells for motor home conversions with around a 90% share of that market. Nova Bus is one of the leading manufacturers of urban transit buses in the US and Canada.

Prévost and Nova Bus are 50% owned by Henlys with 50% owned by Volvo.

## TransBus International Ltd.

TransBus International is the fourth largest bus and coach manufacturer in Europe. It combines the Plaxton, Alexander and Dennis brands and is the market leader for bodies and chassis in the UK.

TransBus International is 30% owned by Henlys with 70% owned by The Mayflower Corporation plc.

**Total Sales £517m**



Blue Bird 60%
Prévost & Nova 21%
TransBus 19%


**Blue Bird Sales US$504m**



School Bus 86%
Commercial Bus 8%
Coach & Motor Home 6%

**main picture:** Nova Bus manfactures the Nova LFS model, a 40-foot full low-floor bus with an integrated stainless steel structure.

Group operating profit, before exceptional costs and amortisation of goodwill, was £15.2m in the 12 months to 30 September 2003 compared with a restated £34.5m for the 9 months ended 30 September 2002. The loss for the year after taxation was £35.0m (9 months to 30 September 2002, loss of £5.6m - restated).

Our key markets in North America were again generally weaker in 2002/3. With the continuing high profile given to the threat of terrorism, the build up to the Iraq War early in our financial year and the effect of the SARS outbreak in mid-year, we had to deal with the combined effects of lower travel activity and a more cautious business approach from our major customers. Several customers cut back their investment in new buses and coaches, some being forced down this path by tighter Federal and/or State transportation budgets.

The challenge was heightened by higher fuel prices before and during the Iraq War and increased insurance rates for our customers as industry rates maintained the rising trend triggered by the events of September 11 2001. Some of these factors also affected Europe, and in particular TransBus felt the effect of the Iraq War and SARS as UK bus and coach operators saw a considerable drop in inward business and tourist travel to the UK and less demand for coach tours within the UK and to continental Europe. The market worst affected by SARS was Hong Kong, which is TransBus's largest market after the UK.

However, against this background there have also been some encouraging signs. Firstly, motorhome sales held up well as more Americans chose to holiday within the USA, and this market is expected to maintain steady growth over the next few years with the substantial increase in numbers of people in the 50-65 age range which is critical for purchases of these vehicles. Also, school bus demand levelled off this year after a 20% decline in the previous two year period. Finally, bid activity has been increasing significantly in some markets as confidence in economic recovery grows and tax revenues edge higher.

### Blue Bird

Blue Bird sales for the 12 months to end September 2003 were £313.8m against a 9 month figure to end September 2002 of £358.1m. In the same comparative periods operating profit, before exceptional costs and amortisation of goodwill was £2.0m in 2003 against £27.0m in 2002.

This was a year of major model changes at Blue Bird. In school bus the new Vision Type-C vehicle was launched, based on Blue Bird's first in-house chassis for this main market segment, to replace vehicles previously built on a GM chassis which is no longer available. The Vision has been very well received by customers, and the production launch of the new chassis and the complete school bus were implemented on time and without problems.

Unfortunately this success was overshadowed by challenges at Blue Bird's school bus body and assembly plant in North Georgia. As mentioned in last year's report this plant, in Lafayette close to the northern border of Georgia state, was nominated to absorb the major proportion of manufacturing activity from another Blue Bird





**left:** Wanderlodge M380, a classic motorhome with a new independent front suspension system offering superior handling and manoeuvrability.

**right:** The luxurious M380 Interior with slide-out suites.

NOVA HAS HAD A SUCCESSFUL YEAR, WITH THE CONTINUING EFFORTS ON LEAN MANUFACTURING TAKING OVER 20% OF THE LABOUR HOURS OUT OF THE STANDARD BUS PRODUCTION TIME AND AN R&D SUBSIDY OF £3.5M BEING SECURED FROM THE QUEBEC GOVERNMENT.


Mode québécoise



**main picture:** Blue Bird Vision chassis production line. The Vision is the only bus in its category built on a chassis specifically designed for a conventional school bus.

school bus plant in Iowa which was closed in the 4th quarter of 2002 as part of a cost reduction programme. As new people were recruited to produce the higher volumes and broader product range planned for North Georgia, skill dilution and lack of satisfactory process controls led to major inefficiencies and quality defects. Blue Bird suffered reduced overhead recovery and incurred higher labour costs as substantial re-work was required on a high proportion of the vehicles produced in this period to meet the required quality standards. The exceptional costs related to the North Georgia issue were £17.3m.

In response to this situation we accelerated the strengthening of Blue Bird management which was already underway. Following widespread changes at both North Georgia and the corporate level the operational focus and capability of the management is substantially improved. As well as bringing North Georgia production under control, two projects have now been approved for the second phase of the recovery plan. In 2004 we will re-organise the three existing school bus sites into focused factories each limited to a well-defined and more limited product range. At low capital cost and low risk we are creating a modern, streamlined, robust manufacturing process for each of the main school bus models. This work will use many of the low cost, high quality, minimum working capital concepts which proved successful this year in Blue Bird's new Type C chassis line.

Blue Bird's plans for strong growth in non-school bus products remain on track. 2003 saw the phase-out of several old models, and the launch of the first new-generation vehicles in the motorhome, commercial bus and coach ranges.

Motorhome volumes were slightly up in the year as the first new vehicle introduced, the M380 (38 ft motorhome), was available for the full year. The commercial bus range (Ultra LF and Ultra LMB) became available progressively through the year, and a number of customers are assessing demonstration vehicles. The Express 4000 (40 ft version) is the first of the new coach range to reach the market, the launch customer being the US Government who have ordered the Blue Bird Express for their prison and immigration services.

The market reaction to all of these vehicles is very positive. With the design and engineering work now virtually complete, the full model range will be introduced within the next year and this will be the platform for strong sales and profit growth for Blue Bird outside the school bus arena for the first time.



**left:** Blue Bird Ultra LF assembly line. After three years of engineering and testing, Blue Bird has introduced the ultimate low floor/low mass bus, offering new standards of performance, reliability and overall value.

**right:** Blue Bird Ultra LF interior, combining the proven performance and reliability of European styling with the features demanded by the North American transit and shuttle markets.

IN SCHOOL BUS THE NEW VISION TYPE-C VEHICLE WAS LAUNCHED BASED ON BLUE BIRD'S FIRST IN-HOUSE CHASSIS FOR THIS MAIN MARKET SEGMENT. THE VISION HAS BEEN VERY WELL RECEIVED BY CUSTOMERS, AND THE PRODUCTION LAUNCH WAS IMPLEMENTED ON TIME AND WITHOUT PROBLEMS.



PRÉVOST'S PRIMARY MARKETING ACTIVITY HAS BEEN AIMED AT ACHIEVING GROWTH BY DEVELOPING SOME OF THE EMERGING APPLICATIONS FOR COACH SHELL CONVERSION LIKE MOBILE COMMAND CENTRES, CUSTOMER HOSPITALITY AND PRODUCT DEMONSTRATION VEHICLES.









**above and left:** Typical interiors of Prévost H-Series premium touring coaches featuring eye-catching style and passenger-friendly features.

**main picture:** Prévost LeMirage XLII bus shell converted as self-contained mobile television broadcasting studio.

Prévost LeMirage XLII, 55 - passenger premium touring coach with an advanced standard of engineering design and manufacturing excellence.



### Prévost

The Henlys share of turnover in Prévost Car for the 12 months to 30 September 2003 was £73.5m compared with £60.1m in the 9 months to end September 2002. Our share of operating profit was £4.8m against £4.2m in the 9 months to September 2002.

In this period sales of coach shells, which Prévost supplies to specialist "converters" who install the interior fixtures and fittings to complete the vehicle as a luxury motorhome, were in line with the previous year. However Prévost continues to be affected by the depressed coach market and sales in this product line were well down year on year. Coach purchases by independent operators in the USA and Canada are now less than half the peak level attained in 1999, giving some expectation that there should be a significant rebound when economic recovery is evident.

In these market conditions Prévost continues to pursue cost reduction initiatives. This year there was a significant cut in after market overheads from rationalising the Parts and Service facilities in Canada and the USA, and for four months the Company took advantage of a Canadian Government subsidised "time sharing" scheme to retain skilled employees but work reduced hours. At the same time our primary marketing activity has been aimed at achieving growth by developing some of the emerging applications for coach shell conversion like mobile command centres, customer hospitality and product demonstration vehicles.

### Nova Bus

The planned turnaround in Nova Bus has been achieved by withdrawing from the unprofitable "Buy America" strategy to focus on a broader Canadian customer base. Henlys' share of turnover was £30.9m in the year to 30 September 2003 compared with £22.8m in the 9 months to September 2002. Nova Bus has now been trading profitably for 18 months, and operating profit in the 12 months to September 2003 was £2.4m against a loss of £0.1m for the previous 9 month period.

The last quarter of the financial year was disrupted by an industrial dispute. A new trade union won the right to represent Nova's shop-floor employees earlier in the year, then in late June negotiations regarding renewal of the three year employment contract broke down. The dispute lasted until October, but the situation is now satisfactorily resolved.

Notwithstanding this dispute Nova has had a successful year, with the continuing efforts on lean manufacturing taking over 20% of the labour hours out of the standard Nova bus production time and an R&D subsidy of £3.5m being secured from the Quebec Government to fund joint development work with ATUQ (the Quebec Urban Transport Association) to achieve design and performance improvements needed to secure future business with this large customer.

SIGNIFICANT COST REDUCTIONS, ALONG WITH GROWING SALES OF A NUMBER OF RECENTLY LAUNCHED NEW VEHICLES, ENABLED TRANSBUS TO MAINTAIN ITS LEADING POSITION IN THE UK MARKET.


YX03 FCU




ENVIRO200H
The Carbon BUSter



TransBus Enviro 200H - the hybrid drive option sets the pace in meeting the ever-increasing demands of environmental legislation.

**above left:** First deliveries of the TransBus Enviro300 were the five vehicles that went into park & ride service with Truronian at the Eden Project in Cornwall.

Such was the confidence in the new TransBus Enviro500 that Hong Kong based Kowloon Motor Bus bought 120 'off the drawing board'.

**main picture:** Leicestershire County Council launched its new 'YellowBus Experience' with three 70-seater school buses supplied by TransBus. The initiative is aimed at setting new standards of safety, comfort and security for schools and community transport.



**TransBus**

The Group's share of TransBus sales in the year to end September 2003 was £96.4m, compared with the 9 month figure of £44.2m to 30 September 2002. On the same basis our share of operating profit was £9.0m in 2003 against £5.1m for the 9 months of 2002. This comparison is complicated by the fact that, due to the Group's transition to the new fiscal year ending 30 September, only 6 months' turnover and profit from TransBus was included in the Group's 9 month results to 30 September 2002.

In this period TransBus recorded slightly lower sales for London, following their heavy investment in bus fleet renewal in the run-up to the introduction of the congestion charge, and there was increased competition from continental European suppliers. TransBus reacted well to the tougher conditions, with significant cost reductions achieved including redundancy programmes at the Guildford chassis plant and the Wigan double deck bus factory. This action, along with growing sales of a number of recently launched new vehicles, enabled TransBus to maintain its leading position in the UK market.



### Trading Results

The adjusted profit before taxation for the period is summarised as follows:-

| | 12 months to 30 Sept 2003 £m | 9 months to 30 Sept 2002 Restated £m |
|---|---|---|
| Adjusted profit before taxation | **2.0** | 23.4 |
| Less: | | |
| Amortisation of goodwill | **(20.2)** | (16.2) |
| Exceptional costs (a) | **(16.2)** | (8.2) |
| Loss on Ordinary Activities before Taxation | **(34.4)** | (1.0) |

| (a) Exceptional costs in 2003 comprise: | £m |
|---|---|
| (i) Cost of production difficulties and quality problems at Blue Bird's plant in Lafayette, North Georgia, following transfer of product lines from other plants | (17.3) |
| (ii) Release of over-provision for closure costs of Blue Bird's Iowa plant | 2.4 |
| (iii) Cost of closure of the research & development site in the UK and other redundancies | (1.3) |
| (iv) Henlys share of further closure costs of Nova RTS plant in Roswell, New Mexico | (0.8) |
| (v) Henlys share of TransBus exceptional items | 0.8 |
| | (16.2) |

### Comparative figures

Following the Group's change in accounting reference date in 2002, these are the first full 12 months accounts to the new accounting date of 30 September. The comparative figures in these statements are for the 9 months to 30 September 2002.

### Change of Accounting Policy

As mentioned in the Chairman and Chief Executive's report there has been a change of accounting policy in 2003 relating to foreign exchange translation, which has increased operating profit by £1.58m (2002 - £2.98m). This change is to treat the loan between Henlys Group plc and Blue Bird as financing working capital which more appropriately reflects its current and expected use. Previously it was treated as borrowings used to finance the company's investment in Blue Bird. The prior period's results have been restated for this change and it is intended in future to minimise the effect of exchange rate movements by matching currency exposures and by hedging.

### Earnings per Share

There is a difference between the basic and adjusted earnings per share which arises mainly because of the amortisation of goodwill and exceptional costs. Note 9 to the accounts sets out the detailed calculations of the earnings per share on a normal and adjusted basis for both basic and diluted earnings.

### TransBus International Limited

This associated company is 30% owned by Henlys Group plc with the remaining 70% owned by The Mayflower Corporation plc. Following the change in accounting reference date of Henlys Group plc, the accounting periods of the Group are no longer co-terminus with those of Mayflower. Henlys includes its share of the results of TransBus only when the Mayflower results, which include TransBus, have been published; accordingly these financial statements include Henlys' share of the results of TransBus for the twelve months to 30 June 2003.

In accordance with the terms of the Shareholder Agreement on the formation of TransBus, Henlys' share of the profits of TransBus increased from 25% to 30% with effect from 1 January 2003.

### Borrowings

As at 30 September 2003, net debt amounted to £284.7m compared to £255.0m at 30 September 2002. Net debt includes £144.5m (2002 £152.6m) in respect of a US$240m convertible loan which is repayable in October 2009.

Following recent announcements of discussions with our lenders regarding the re-financing of our banking facilities, the Board has agreed new facilities of US$325.8m with its existing bank syndicate.

Scheduled amortisation payments totalling $40m will be made by the end of September 2005. By 31 December 2005 a further $135m of these facilities are to be refinanced. Following this repayment, the balance is repayable before the end of December 2008. The new facilities, which are on a secured basis, are conditional on the Group meeting financial covenants which have been set in relation to expectations of future trading performance throughout the period of these arrangements. Pricing on the new facilities will be higher, in line with market terms and recent trading performance.

### Treasury

So far as foreign exchange is concerned, the major part of the debt taken on at the time of the acquisition of Blue Bird was drawn down in US Dollars to provide a balance sheet hedge against the investment in Blue Bird.

As at 30 September 2003, US$104.5m (£62.3m) of the term debt had been drawn down. US$150.0m (£90.3m) drawings were outstanding under the revolving credit facility of US$150m (£90.3m). In addition, the Group has unutilised overdraft facilities available which total £20.9m.

A substantial part of the Group's debt is represented by a convertible loan of US$240m (£144.5m) with an interest rate fixed at 5.5%, which provides to the Group a substantial element of interest rate protection.

Prévost, our North American joint venture, prepares its accounts in Canadian Dollars, but has significant sales and purchases in US Dollars. Forward currency contracts are taken out within Prévost to match anticipated flows of foreign currency.



## Board of Directors

**M.S. Ost** BSc, CIM*
59, Chairman, joined the Board in May 2002 and became Chairman on 1 May 2003 having previously been Senior Non-Executive Director. He is Chairman of the Nomination Committee and was Chairman of the Remuneration Committee to December 2003. Mr Ost is non-executive Deputy Chairman of Porvair PLC and Chairman of the Pension Trustees for RAC plc. He was formerly the Non-Executive Deputy Chairman of MG PLC, a Non-Executive Director of RAC plc and the Chief Executive of Coats Viyella PLC and McKechnie PLC.

**T.A. Welsh** BA
52, Chief Executive. Joined the Board in March 2002. Prior to joining Henlys Mr Welsh was a director of TI Group plc and Chief Executive of TI Group Automotive Systems. He was previously a director of T & N plc where he held a number of senior positions including, most recently, Chief Executive of their Piston Products Group.

**J.D. Bust** BSME, MBA
50, joined the Board in December 2003. Mr Bust is President and Chief Executive Officer of Blue Bird Corporation which he joined in July 2003. Prior to joining Blue Bird Mr Bust was Chairman and Chief Executive Officer of Grove Worldwide LLC where he had previously been President of the Cranes Division. Formerly he was VP Operations for Harnischfeger Corporation Inc and President of the Cranes Division of The Manitowoc Company Inc.

**B.A.C. Chivers** FCA
55, Finance Director. Joined the Board in March 1991. Mr Chivers held the position of Finance Director of the original Henlys motor business from 1985.

**C.I. Cowan** FCCA*
57, joined the Board in September 1997 and is Chairman of the Audit Committee. Mr Cowan is Group Finance Director of Prebon Group Ltd. He previously held Group Finance Director positions with Avis Europe plc and Jardine Matheson Holdings Ltd.

**G.R.W. Gillespie** MA, ACA
49, joined the Board in December 2003 as Finance Director (designate). Prior to joining Henlys Mr Gillespie was Group Finance Director and more recently Chief Operating Officer (North America and Europe) of Dynacast International. He previously held Group Finance Director positions with Ibstock Plc and Manganese Bronze Holdings Plc and was European Finance Director of American National Can Corporation.

**R.W. Hawksworth** BA*
60, joined the Board in April 2000. Mr Hawksworth is Secretary General of the European Association of Aerospace Industries and was previously Group Director and Chief of Staff of BAE SYSTEMS plc.

**C.J.S. Woodwark** BSc (Econ), DipM, FICM*
57, Joined the Board in December 2003 and is Senior Non-Executive Director and Chairman of the Remuneration Committee. Mr Woodwark is Chairman and Chief Executive of Pressac Plc, Non-Executive Chairman of Triplex Components Group and Non-Executive Chairman of Johnston Group PLC.

*Non-Executive. Member of the Remuneration, Nomination and Audit Committees.

| | | | |
|---|---|---|---|
| MS Ost<br>Chairman | TE Welsh<br>Chief Executive | JD Bust<br>Executive Director | BAC Chivers<br>Finance Director |
| CI Cowan<br>Non-Executive | GRW Gillespie<br>Finance Director (designate) | RW Hawksworth<br>Non-Executive | CJS Woodwark<br>Non-Executive |

The directors present their Report together with the financial statements and auditors' report for the year ended 30 September 2003.

**Business review**

The principal activities of the Group, comprising bus, coach and motorhome manufacture and distribution, are reviewed on pages 2 to 13 in the Joint Statement from the Chairman and the Chief Executive, the Corporate Profile and the Operating Review. The results for the period are set out in the Group Profit and Loss Account on page 30.

**Fixed assets**

In the directors' opinion there is no material difference between the aggregate book value and the aggregate market value of the Group's land and buildings at 30 September 2003.

***Dividends***

The directors do not recommend a final dividend. An interim dividend of 1.0p per share has already been paid in respect of the year. The dividend cost for the year amounts to £761,000.

**Directors**

Details of the directors of the Company as at the date of this Report are shown on page 15.

Mr C.I. Cowan and Mr T.A. Welsh retire by rotation pursuant to Article 108 of the Articles of Association and in compliance with the Combined Code. Mr J.D. Bust, Mr G.R.W. Gillespie and Mr C.J.S. Woodwark who were appointed directors on 1 December 2003 retire pursuant to Article 114 of the Articles of Association. Mr Cowan, Mr Welsh, Mr Bust, Mr Gillespie and Mr Woodwark each offer themselves for re-election. Mr Cowan and Mr Woodwark do not have service agreements. Mr Bust has a service agreement which can be terminated without notice subject to payment of 1 year's base salary and the limited continuation of certain benefits. Mr Gillespie has a service agreement which can be terminated by the Company giving twelve months notice. Mr Welsh has a service agreement which can be terminated by the Company, in the period to 31 January 2004 giving twenty-four months notice and thereafter twelve months notice.

Mr K.N. Beresford retired as a Director on 5 February 2003 and Mr R.W. Wood retired as a Director on 30 April 2003.

Mr R.E. Maddox was a director throughout the year ended 30 September 2003 but ceased to be a director on 1 December 2003.

Mr Chivers has indicated his intention to retire from the Company in January 2004.

The interests of the directors in the Ordinary shares of the Company, the Company's Share Option Schemes and the Long Term Incentive Plan as at 30 September 2003 are shown in the Notes to the Board Report on Directors' Remuneration on pages 26 to 28. None of the directors had a material interest in any significant contract undertaken by the Group during the year.

**Substantial interests in share capital**

At 20 November 2003 the following interests in Ordinary shares comprising 3% or more of the issued Ordinary share capital of the Company had been notified to the Company.

| | Shares | % |
|---|---|---|
| JP Morgan Securities Ltd | 7,714,549 | 10.13 |
| AB Volvo | 7,560,000 | 9.93 |
| Legal & General Investment Management Ltd | 2,541,540 | 3.34 |

**Corporate Social Responsibility**

The Board recognises the importance of corporate social responsibility ('CSR') and seeks to ensure that its subsidiary companies have appropriate and effective policies and management systems in place together with pro-active reporting and verification procedures. The Henlys Board, through operating company Board representation, also seeks to reinforce the CSR efforts of the joint venture Companies in this regard.

*Environment*

It is the policy of the Group that its subsidiary companies should have the management systems in place to protect human health and the environment through compliance with all applicable environmental and safety laws and regulations, to identify and control specific risks and to assess, and where possible improve, the impact of their operations on the environment.

At Blue Bird ISO 9001 status, which is seen as an essential prerequisite to ISO 14001, was achieved in respect of its Canadian operation in 2003 and is expected to be achieved in respect of its other operations in 2004/5. Environmental Policy is continuing to be reinforced with the introduction of revised and improved environmental management systems and appropriate training to embed these procedures and objectives throughout the organisation. In particular there is currently ongoing training with respect to hazardous waste.

Blue Bird continues to build on the environmental improvements reported last year. To help protect the environment by reducing diesel emissions from its products Blue Bird has partnered with Caterpillar Inc as its primary CLEAN diesel engine supplier. Caterpillar's ACERT technology has reduced exhaust emissions by 90% from late 1980's levels and is expected to further reduce emissions by another 90% by 2007. Caterpillar's medium and heavy duty bus engines meet the EPA's 2004 Emission Standards which are more stringent in their testing to demonstrate lower emissions over longer periods of engine operation. This technology is incorporated as standard in Blue Bird's Vision and all American School Bus products and will be used as the foundation to meet the future emission regulations.

As reported last year Prévost's subsidiary, Nova Bus, expects to be registered for ISO 14001 status in 2004. During the year Prévost commenced a research study aimed at reducing by half the airflow in its paint booths which would result in a decrease in energy consumption. It is expected that modifications to systems will be implemented in 2004. The use of high solid paint, which would reduce the emission levels of volatile organic compounds (voc's), is also expected to be introduced in 2004. Training continues in all areas but following a revision of the materials safety data sheet programme particular training with respect to these is underway.

Prévost expects to introduce EPA 2004 engines during 2004 and continues to introduce lightweight technology into its products to reduce weight with the resultant reduction in power and energy requirements. Nova Bus is working closely with Cummins with a view to the introduction of a new engine which will not only meet the EPA 2004 and Canadian Environmental Standards but is targeting a significant reduction in noise levels. It is also expected that a particle filter system to help reduce particle emission to the atmosphere will be introduced during 2004.

*Social*

The Group recognises the importance of community involvement and encourages active local support as well as providing financial support to worthy causes such as handicapped or underprivileged people. The Group contributed £38,000 to charities in the period to 30 September 2003. (There were no political donations). During the year Blue Bird has supported local organisations including the Boy Scouts, Fort Valley State University, the United Way of Georgia and the local Community Recreation Department. In addition Prévost has provided support for the re-stocking of Trout in the Etchemin River, Ste Claire and for a local teacher to learn more about the environment. Both Prévost and Nova Bus continue to provide support to Centraid, an organisation that provides help to those less fortunate in the local communities.

*Ethical and Employment*

The Group seeks to attain the highest ethical standards in relation to its recruitment and employment practices, the operation of its manufacturing facilities and its business dealings generally.

The Group's Employment Policy is to give full and fair consideration for all vacancies and employment opportunities to any suitable individual, including disabled persons. The benefit of keeping employees informed of, and involved in, the progress of the business is recognised by the Group. The Group aims to achieve this through consultation with employee representatives and by communication directly with employees on a day-to-day basis.

Both Blue Bird and Prévost have strict equal opportunity and ethical policies and require suppliers and distributors to meet similarly high standards, agreed contractually where it is appropriate to do so. Prévost has updated its ethical policy during the year.

The Board is represented through its executive directors on the local boards of subsidiary companies and joint ventures and it is through this representation that Group Policy is disseminated and monitored. This supports and reinforces strong local controls and audit procedures. Prévost has the controls of ISO 14001 and it is planned to extend these to Blue Bird and Nova Bus. In addition, as explained more fully in the Internal Controls Statement on page 21, the Group utilises a formal system of risk assessment and evaluation whereby management conducts a structured review of all business risks, which includes CSR issues, and sets out their relative significance in a 'risk map'. This map is regularly updated and is reviewed twice per year by the Group Audit Committee and formally once per year by the Board. It is through this mechanism and the reports of executive directors that the Board takes regular account of the significance of these issues to the business of the Group and can ensure that is has in place effective systems for managing significant risks.

**Payment of creditors**

The Company's policy, which is also applied by the Group, is to pay suppliers generally at the end of the month following that in which the supplier's invoice is received or earlier where suppliers' terms require. The average number of days credit taken for trade purchases at 30 September 2003 was 48 days.

**Auditors**

On 1 August 2003, Deloitte & Touche, the Group's auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Group's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte & Touche LLP as the Group's auditor will be proposed at the forthcoming Annual General Meeting.

**Annual General Meeting**

The Notice of Meeting is on pages 61 and 62. In addition to those items which will comprise the ordinary business of the Meeting there are three items of special business.

*Authority to allot shares (Resolution 9)* At the Annual General Meeting in 2003, the directors were authorised to allot relevant securities of the Company within the meaning of Section 80 of the Companies Act 1985. This authority expires at the conclusion of this year's Annual General Meeting. The directors consider that the Company should maintain an adequate margin of unissued shares for use, for example, in connection with any future acquisition, although the directors have no present intention of issuing any shares other than pursuant to the rules of Henlys long term incentive and share option plans. Accordingly, a Resolution will be proposed at the Annual General Meeting to enable the directors to continue to exercise their powers under the Company's Articles of Association to allot unissued shares in the capital of the Company up to a maximum of 25,384,584 shares (representing approximately one third of the issued share capital of the Company). This authority will lapse on the earlier of the Annual General Meeting of the Company to be held in 2005 and 15 months after the date when the Resolution is passed. No issue will be made which would effectively alter the control of the Company without the prior approval of the shareholders in General Meeting.

*Disapplication of pre-emption rights (Resolution 10)* A Special Resolution will be proposed at the Annual General Meeting to authorise the directors to allot equity securities of the Company for cash otherwise than pro rata to existing shareholders in certain limited circumstances, namely either in connection with a rights issue or otherwise up to an aggregate nominal amount of £951,922 (representing 5% of the current issued share capital of the Company). This authority will lapse on the earlier of the Annual General Meeting of the Company to be held in 2005 and 15 months after the date when the Resolution is passed.

*Purchase by the Company of its own shares (Resolution 11)* Under the Company's Articles of Association, authority is granted to the Company to buy its own shares subject to the provisions of the Companies Act 1985. At the Annual General Meeting in 2003 the Company was given authority to buy up to 10% of the then issued share capital of the Company. No shares were purchased during the year and that authority will expire at the conclusion of this year's Annual General Meeting. Accordingly a Special Resolution will be proposed at the Annual General Meeting to renew the authority.

The authority sought is restricted to a maximum of 7,615,376 shares (which represents 10% of the current issued share capital of the Company), with a minimum purchase price of 25p per share and a maximum price which will not be more than 5% above the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the shares are purchased.

Two of the normal benefits of the purchase by a company of its own shares are to bring about improvements in both the earnings per share and the net asset value per share. The authority will only be exercised if purchases can be made at prices which result in these improvements and the directors are satisfied that such purchases are in the long-term interests of the Company and the shareholders generally.

This authority will lapse on the earlier of the Annual General Meeting to be held in 2005 and 15 months after the date when the Resolution is passed.

By Order of the Board.

**P. Dawes**
Company Secretary
10 December 2003

**Compliance with the Combined Code**

The Company has complied throughout the year ended 30 September 2003 with the provisions of the Combined Code published in June 1998 other than with respect to Code Provision A.2.1. Following the appointment of Mr M.S. Ost as Chairman on 1 May 2003 he ceased to fulfil the role of Senior Non-Executive Director. The Company again became fully compliant following the appointment of Mr C.J.S. Woodwark as Senior Non-Executive Director on 1 December 2003. The Company is already advanced in its compliance with the new Combined Code and is working steadily towards full compliance ahead of the required implementation date for the Company of 1 October 2004.

**Board of Directors**

The Board consists of four Non-Executive Directors and four Executive Directors. Particulars of the Directors are shown on page 15.

Mr M.S. Ost was appointed Chairman on 1 May 2003 following the retirement of Mr R.W. Wood. Mr C.J.S. Woodwark was appointed a Director and Senior Non-Executive Director on 1 December 2003. Mr J.D. Bust was appointed a Director on 1 December 2003 and Mr G.R.W. Gillespie was appointed a director and Finance Director (designate) on the same date. Mr Bust is Chief Executive of Blue Bird Corporation.

Mr K.N. Beresford retired as a Director on 5 February 2003, Mr Wood retired as a Director on 30 April 2003 and Mr R.E. Maddox ceased to be a Director on 1 December 2003. Mr Chivers has indicated his intention to retire from the Company in January 2004.

The Board considers all the Non-Executive Directors to be independent under the criteria set out in the new Combined Code. The Board is satisfied that the other commitments of Mr Ost as set out on page 15 will not impact on his responsibilities as Chairman of Henlys.

The Board of Directors meets regularly and met eleven times in the year ended 30 September 2003. There are eight regular meetings and in addition special meetings and telephone conferences are arranged to deal with urgent matters. The Board has a formal schedule of matters reserved to it. These matters include public statements covering the Group's affairs, including social environmental and ethical matters, authority levels, strategy, approval of annual plans, major capital expenditure, treasury policies and the review of monthly trading and financial statements. Within the approved annual plan and subject to individual authority levels responsibility for day to day operational matters is delegated to management. The Board is provided on a timely basis with appropriate information.

All Directors, who were in office at the time, attended each Board meeting during the year other than Mr Cowan and Mr Maddox who were each unable to attend on two occasions.

Non-Executive Directors have full access to the external auditors and to management and there is a formal procedure for Directors to obtain independent professional advice in the furtherance of their duties should this be necessary.

**Committees of the Board**

Following publication of the Higgs Review early in 2003, the Board reviewed and updated the Terms of Reference of the Audit Committee and the Remuneration Committee and expanded the role of the Nomination Committee to become a standing Committee with new Terms of Reference. It is believed that the Terms of Reference of these Committees comply with the recommendations of the new Combined Code.

*The Audit Committee* comprised throughout the year ended 30 September 2003 Mr C.I. Cowan (Chairman), Mr R.W. Hawksworth and Mr M.S. Ost. Mr C.J.S. Woodwark became an additional member on 1 December 2003. The Board considers that Mr C.I. Cowan, in particular, has recent and relevant financial experience. The Terms of Reference require the Committee to meet a minimum of 3 times a year. The Committee met on 4 occasions in the year ended 30 September 2003 with full attendance by each Committee member. The principal purpose of the Committee is to assist the Board by monitoring the integrity of the financial statements, reviewing the Company's internal financial control and risk management systems, reviewing the effectiveness of the Company's internal audit function and making recommendations to the Board in relation to the provision of audit and non-audit services.

The external auditors and the Finance Director generally attend meetings of the Audit Committee and the remaining Executive Directors may also attend. However, the Committee also ensures that it meets privately with the external auditors on at least one occasion each year.

A separate report of the Audit Committee is contained later in this Statement on Corporate Governance.

*The Remuneration Committee* comprised throughout the year ended 30 September 2003 Mr M.S. Ost (Chairman), Mr C.I. Cowan and Mr R.W. Hawksworth. Mr C.J.S. Woodwark became an additional member and also became Chairman of the Committee on 1 December 2003. The Terms of Reference require the Remuneration Committee to meet a minimum of 3 times a year and the Committee met on 8 occasions during the year ended 30 September 2003. Mr Cowan was unable to attend on one occasion.

The principal purpose of the Remuneration Committee is to establish a formal and transparent procedure for developing policy on Executive Director remuneration and for fixing the remuneration packages of individual Directors.

The Board Report on Directors' Remuneration on pages 23 to 28 sets out the principles applied by the Remuneration Committee in relation thereto and the disclosure required under the Directors Remuneration Reporting Regulations 2002. The Board Report on Directors Remuneration and the accompanying Notes will be submitted to a vote of shareholders at the forthcoming Annual General Meeting (see pages 61 and 62).

The remuneration of Non-Executive Directors is considered by a Committee consisting of Mr M.S. Ost (Chairman) and Mr T.A. Welsh (Chief Executive). The remuneration of the Chairman is considered by a Committee consisting of the Non-Executive Directors (other than Mr M.S. Ost) and the Chief Executive.

*The Nomination Committee* comprised in the period to 30 September 2003 Mr M.S. Ost (Chairman), Mr C.I. Cowan and Mr R.W. Hawksworth. Mr C.J.S. Woodwark became an additional member on 1 December 2003. The Terms of Reference requires the Committee to meet a minimum of once per year and the Committee has met formally on one occasion in the year ended 30 September 2003. All members were present at that meeting. Special meetings and in particular telephone conferences are held as necessary to further the ongoing work of this Committee.

A separate report of the Nomination Committee is contained later in this Statement on Corporate Governance.

**Report of the Nomination Committee**

This is the first report of the Nomination Committee. Following publication of the Higgs Report, the Board formalised its Nomination Committee and extended the Terms of Reference to meet the recommendations of the Higgs Review. It is believed that these Terms of Reference also satisfy the recommendations of the Combined Code published in July 2003. The Committee membership consists of the Non-Executive Directors, Mr M.S. Ost (Chairman), Mr C.I. Cowan, Mr R.W. Hawksworth and, from 1 December 2003, Mr C.J.S. Woodwark each of whom is independent.

In the period to date the Committee has met formally on one occasion, in particular to consider the size, structure and composition of the Board and examine the leadership needs of the organisation. The Committee also confirmed that the present number of Board meetings, being eight regular meetings per year, is appropriate and that Non-Executive Directors are spending sufficient time to fulfil their duties. In the period appointment letters for Non-Executive Directors were reissued to set out more clearly their responsibilities and expected time commitments.

During the period there have been a number of Board changes and the Nomination Committee have been fully consulted in relation to those changes. In particular the Committee has been active throughout the period in seeking a new Finance Director, which led to the appointment of Mr Gillespie, and an additional Non-Executive Director, which led to the appointment of Mr Woodwark. In each case an external search agency was used. The Committee also recommended the appointment of Mr J.D. Bust as a Director. Mr Bust is the Chief Executive Officer of Blue Bird Corporation. Each of these appointments was effective from 1 December 2003.

Further reviews of Board structure, leadership needs and Committee membership will be undertaken when the new Board is in place and becomes fully effective.

The Committee has also considered the Directors to retire by rotation at the forthcoming Annual General Meeting, confirming that Mr C.I. Cowan and Mr T.A. Welsh, being those Directors longest in office, should retire. Each has confirmed that they will offer themselves for re-election. The Committee considered in particular the re-election of Mr Cowan (with Mr Cowan not participating in the discussion), which would be for his third three year term as a Non-Executive Director. It was agreed that in the light of the ongoing changes to the Board and the particular issues facing the Company at this time, it is entirely appropriate to recommend the re-appointment of Mr Cowan for a third term of office, particularly bearing in mind his role as Chairman of the Audit Committee and the experience he has in that role.

**Report of the Audit Committee**

This is the first report of the Audit Committee. Following publication of the Smith Report the Board reviewed and expanded the Terms of Reference to meet the recommendations of that report. It is believed that the Terms of Reference also satisfy the recommendations of the new Combined Code published in July 2003. The Committee membership consists of the Non-Executive Directors, Mr C.I. Cowan (Chairman), Mr R.W. Hawksworth, Mr M.S. Ost and from 1 December 2003, Mr C.J.S. Woodwark, each of whom is independent.

The Committee met on four occasions in the year ended 30 September 2003 with full attendance by each Committee member.

A principal role of the Audit Committee is to monitor the integrity of the financial statements of the Company and during the year the Committee has reviewed the Preliminary Announcement dated 6 December 2002, the Annual Report and Financial Statements for the period ended 30 September 2002 and the Interim Report of 6 June 2003. The Committee has subsequently reviewed the Preliminary Announcement and Annual Report and Financial Statements for the year ended 30 September 2003. The approach adopted included receiving and considering reports of external auditors and the Finance Director and meeting with those parties to debate the basis of preparation and judgements made. In addition, as set out in the statement on Internal Controls which is contained later in the Statement on Corporate Governance, the Committee regularly reviews the process for identifying, evaluating and managing the Group's significant risks and the system of internal controls.

Blue Bird has a formal internal audit function and during the year the Committee has reviewed and agreed the internal audit plan and has met with the head of internal audit to review work carried out. The Committee believes the internal audit function to be effective but has made recommendations to further improve its effectiveness going forward.

The Committee has been concerned with the issues affecting Blue Bird's school bus production at North Georgia, which have been explained in detail in announcements made during the year, in the Joint Statement from the Chairman and Chief Executive on pages 2 and 3 and in the Operating Review on pages 6 to 13. As part of its review of these issues, the Committee visited the North Georgia plant, meeting with management and the head of internal audit. Following these meetings internal audit reviews were initiated and improvements have been instigated in the Company's internal controls and system of risk assessment. The

Committee is continuing to review and monitor progress of improvement/action plans implemented. It is believed that the Company now has more effective internal controls in place.

The Committee has reviewed the Board's policy on provision of non-audit services by the external auditor and is satisfied that this policy remains appropriate. During the year there have been no non-audit services performed by the external auditor other than with respect to tax compliance. Audit fees are shown in Note 4 of the Notes to the Financial Statements on page 39.

The Committee regularly reviews auditor independence and objectivity, which is an ongoing process. The Committee has recommended to the Board the re-appointment of Deloitte & Touche LLP as auditors for approval by shareholders at the forthcoming Annual General Meeting.

Also during the year the Committee has commenced a review of arrangements by which staff may, in confidence, raise concerns about possible improprieties, ("whistle blowing") and expects to make recommendations for expanding the current procedures and checking their effectiveness in the new year.

**Internal Controls**

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve the Group's strategic objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

An on-going process for identifying, evaluating and managing the Group's significant risks has been in place throughout the year ended 30 September 2003 and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Audit Committee and the Board and accords with the Turnbull guidance on Internal Control.

During the year the Board has been concerned with the issues affecting Blue Bird's school bus production at North Georgia. These are discussed in more detail in the Report of the Audit Committee on page 20, in the Joint Statement from the Chairman and Chief Executive on pages 2 and 3 and in the Operating Review on pages 6 to 13.

Principal elements of the Group's system of internal controls are:

*Control environment*

The Board sets the overall policy for the Group which includes a well defined organisational structure with clear operating procedures, lines of responsibility and delegated authority. Control procedures exist to identify and control business risks, safeguard the Group's assets and to ensure that financial transactions are properly recorded.

*Assessment of business risk*

A system of risk assessment and evaluation of controls is embedded within the management process. Risk assessment and evaluation takes place within each division whereby management completes a structured review of business risks, including, for example environmental, social and ethical issues, and risks to business objectives which are evaluated in terms of their individual significance and set out in a "risk map". Strategic risks and opportunities arising from changes in the Group's business environment are regularly reviewed by the Group Board. Appropriate control procedures are identified for each key risk and responsibility for control is allocated to appropriate managers.

*Monitoring process*

The control procedures are regularly reviewed by executive management and by the internal audit function.

The Audit Committee regularly reviews internal financial controls, the "risk maps" and other reports setting out key performance and risk indicators and considers possible control issues brought to their attention by these and the early warning mechanisms which are embedded within the operations. Representations are received from business units that control procedures have been operating effectively during the year.

The agenda for each regular Board meeting includes an item for consideration of business risks and controls and the Board receives regular reports thereon, with the emphasis on obtaining a high degree of assurance that its control procedures are operating effectively. The Board uses these reports as a basis to assess risks material to the achievement of the Group's strategic objectives.

The Board has carried out an assessment of the effectiveness of the Group's system of internal controls for the purpose of this annual report.

The above statement on internal controls applies to the wholly owned activities of the Group. TransBus and Prévost have their own audit committees, which report to their respective Boards, and on which Henlys have representation.

**Non-audit Services**

The directors have determined that non-audit services, other than with respect to tax compliance and other regulatory matters, should not automatically be carried out by the Company's audit firm and should be the subject of formal consideration by the Board with a view to outside tender.

**Directors' Responsibility to Prepare Financial Statements**

UK Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been

followed, subject to any material departures disclosed and explained in the financial statements; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

**Going Concern**

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The Directors present the Board Report on Directors' Remuneration for the year ended 30 September 2003 which has been prepared in accordance with the Directors' Remuneration Report Regulations 2002.

The Board will be submitting this Report and the accompanying Notes to a vote of shareholders at the forthcoming Annual General Meeting (see pages 61 and 62). The Notes are an integral part of this Report.

**Remuneration Committee**

Remuneration of the executive directors is determined by the Remuneration Committee. Members of the Committee are independent non-executive directors as defined by section A.3.1 of the new Combined Code. Throughout the year ended 30 September 2003, the Committee comprised Mr M.S. Ost (Chairman), Mr C.I. Cowan and Mr R.W. Hawksworth. Mr C.J.S. Woodwark became an additional member and also became Chairman of the Committee on 1 December 2003.

The Committee was assisted during the year by Ashurst, Hewitt Bacon & Woodrow, The Miles Partnership, Alithos Ltd (who were each appointed by the Committee), the previous Chairman - Mr R.W. Wood, the Chief Executive - Mr T.A. Welsh and the Company Secretary - Mr P. Dawes. Ashurst also provided general legal advice to the Company and Hewitt Bacon & Woodrow also provided general pension advice to the Company.

The Remuneration Committee meets a minimum of three times a year. It determines the terms and conditions, including annual remuneration, grant of long term incentives and bonus awards, of the executive directors.

**Policy on Remuneration of Executive Directors**

The remuneration policy for executive directors is to offer a remuneration package which will attract and retain the highest calibre of executive and to ensure that individual rewards and incentives are directly aligned with personal performance, the performance of the Group, its growth in size and complexity and the interests of shareholders. This policy is expected to continue in future years. A significant proportion of the remuneration is performance related through annual bonus and long term incentives.

The remuneration arrangements, which meet the provisions of Schedule A to the Combined Code, include basic salary and benefits, performance related bonus, long term incentives and pension rights. The main elements are:

*(i) Basic salary and benefits*

The level of basic salary and benefits is determined by the Remuneration Committee taking into account the performance of the individual and advice and information from independent sources on the rates of salary for similar positions. Individual salaries of executive directors are reviewed annually by the Committee. Benefits normally include the provision of a car, fuel, private medical insurance and permanent health insurance.

*(ii) Performance related bonus*

Executive directors each participate in an annual performance related bonus scheme based on achievement of target levels for pre-tax profit which in the Committee's view represent good performance, taking into account both budget and the previous year's results. Such bonus is on a scale from 10% to a cap of 60% of basic salary, relative to performance over the target levels.

*(iii) Long term incentives*

Long term incentive plans are the principal way of aligning the personal performance of the executive directors with the interests of the Company's shareholders. Social environmental and ethical matters are considered as part of this process. An integral part of the remuneration policy is to incentivise executive directors in this way. This has historically been achieved by the phased award of executive share options; the exercise of which is subject to performance criteria. However in 2001 a new long term incentive plan for executive directors with more demanding performance criteria and designed to closely link executive rewards to the return to shareholders on their investment was introduced and it was decided not to make further awards of executive share options to executive directors.

A description of the long term incentives is as follows:

*Share options*

Executive directors have received grants of options under the terms of two executive share option schemes.

The Henlys Group Executive Share Option Scheme 1995 (as amended) (the "1995 Scheme") is an Inland Revenue approved discretionary share option scheme and under it an executive may receive options at current market value to be exercised, in normal circumstances, between three and ten years after grant. The directors are also able to grant options under the 1995 Scheme which are not approved by the Inland Revenue, thus attracting an income tax charge on exercise. The exercise of options is subject to the achievement of performance conditions. The conditions are established by the Committee at the time of grant and were believed to be consistent with market practice at the time of grant. The performance condition to be met in respect of options granted prior to 2003 is that the options will only be exerciseable if, over a three year period following the grant of options, the Company achieves growth in earnings per share which exceeds the growth in the Retail Prices Index by an average of 2% per year. Based on advice received this average was increased to 3% per year for options granted in 2003. An executive may hold unexercised options at any time with an exercise price of up to four times his annual earnings. No award of options was made to directors during the year. However, awards were made to senior management.

Prior to the 1995 Scheme options were granted

under the Henlys Executive Share Option Scheme 1986. Options granted under the 1986 Scheme are not subject to performance conditions as they were not believed to be usual practice at that time. The period for granting options under this Scheme has expired.

In addition Executive Directors may participate in the Henlys Group Savings Related Share Option Scheme 1997 which is an Inland Revenue approved scheme available to all UK employees. It is based on three or five year savings contracts which provide an option to purchase shares after maturity at a discounted price fixed at the time the contract is taken out.

*Long term incentive plan*

The Henlys Group plc Long Term Incentive Plan (the "Plan") was approved by the Shareholders in April 2001. Under the Plan shares may be awarded each year to executive directors up to 100 per cent of salary. The Plan also contained special retrospective arrangements for 2000.

The number of shares to be awarded is determined by the closing mid-market price of Henlys shares on the day prior to the date of grant or the average of the closing prices for a period of up to 30 days prior to the date of grant. It is intended that awards under the Plan will vest following a period of at least three years subject to achievement of challenging performance conditions determined by the Committee at the time of grant. Following advice received with respect to such performance conditions, the Committee have determined that awards will vest in full if over a period of three years the average EPS growth, pre-goodwill amortisation and exceptional items, of the Company in excess of the Retail Price Index exceeds 5 per cent per year. For growth of 4 per cent per year 75 per cent of an award will vest and for growth of 3 per cent per year 50 per cent of an award will vest. Performance measurement dates were adjusted in 2002 to reflect the change in the Company's year end. The awards with a performance measurement date of 30 September 2003 have not met the performance target and will lapse.

*(iv) Pension rights*

Mr Chivers, who is based in the UK, participates on a non-contributory basis in the Henlys Group plc Pension Scheme, as did Mr Beresford and Mr Wood prior to their retirement. The Scheme provides at normal retirement age a pension of up to two-thirds of final pensionable earnings at retirement. The normal retirement age is 60. In the event of early retirement before the normal retirement age, the pension would normally be reduced. Life assurance cover is four times pensionable earnings. Pensions are payable in the event of ill health and a spouse's pension is payable on death. Pensionable earnings are the member's basic salary plus bonuses, if any, up to 15% of such basic salary. This is the standard definition of pensionable earnings applicable to all members of the Scheme who participate in the Group's management performance related bonus schemes.

Mr R.E. Maddox, who is based in the USA, participated in the Blue Bird Body Company Executive Retirement Plan (the "ER Plan"), the Blue Bird Body Company Pension Plus Plan (the "PP Plan") and the Blue Bird Body Company Employee Pension Plan (the "EPP Plan"). The ER Plan and the EPP Plan provide at age 65 a pension based on a percentage of final average earnings for each year of service subject to a maximum of 30 years service. Average earnings under the EPP Plan are subject to an IRS maximum (US$200,000 in 2003). Benefits under the EPP Plan were frozen in 1994 when Mr Maddox joined the ER Plan. The PP Plan provides at age 65 a pension based on the value of contributions made and investment returns at that time. The PP Plan is qualified pursuant to Section 401 (K) of the Internal Revenue Code and is subject to annual maximum contributions (US$12,000 in 2003). Mr Bust, who is resident in the USA, participates in the PP Plan and the Retirement Contribution Plan (the "RC Plan"). The RC Plan is similar to the EPP Plan. Pensions are payable under Blue Bird's plans in the event of disability or death prior to age 65.

Mr Gillespie and Mr Welsh who are based in the UK participate in the Henlys Group plc Pension Scheme, subject to a 5% personal contribution, in respect of earnings to the Earnings Cap (as defined in the Finance Act 1989). In respect of earnings above the Earnings Cap the Company pays a salary supplement calculated as 30% of basic salary in excess of the Earnings Cap in lieu of pension. Each have life assurance of four times basic salary.

## Performance Graph

*The following graph compares the total shareholder return of the Company (calculated in accordance with The Directors' Remuneration Report Regulations 2002) with the FTSE General Industrials Index. This index has been selected as a broad equity market index free of any particular factors that distort the performance over the period.*


50%
25%
0%
-25%
-50%
-75%
1999
2000
2001
2002
2003
Henlys Group
FTSE General Industrials Index

## Service Agreements

It is the Board's policy that in normal circumstances, directors should have contracts no longer than twelve months. However, the Board recognises that in specific circumstances, such as the desire to secure a particular high calibre executive, a longer initial term may be required.

The Service Agreement of Mr K.N. Beresford (who retired as a director on 5 February 2003) dated 17 August 1989 provided for a basic salary of £225,750 and was terminable by the company at twelve months notice.

The Service Agreement of Mr J.D. Bust dated 6 July 2003 provides for a basic salary of US$410,000 and is terminable by the Company without notice but subject to payment of one year's base salary and limited continuation of certain benefits.

The Service Agreement of Mr B.A.C. Chivers dated 25 September 1991 provides for a basic salary of £228,360 and is terminable by the Company at twelve month's notice. Mr Chivers has indicated his intention to retire from the Company in January 2004.

The Service Agreement of Mr G.R.W. Gillespie dated 5 December 2003 provides for a basic salary of £250,000 and is terminable by the Company at twelve months notice.

The Service Agreement of Mr R.E. Maddox (who ceased to be a director on 1 December 2003) dated 1 November 2000 provided for a basic salary of US$325,000 and was terminable by the Company without notice but subject to payment of one year's base salary and limited continuation of certain benefits.

The Service Agreement of Mr T.A. Welsh dated 1 March 2002 provides for a basic salary of £371,310 and is terminable by the Company at two year's notice during the period to 31 January 2004 and thereafter at twelve month's notice.

The Service Agreement of Mr R.W. Wood (who retired on 30 April 2003) dated 17 August 1989 provided for a basic salary of £481,410 and, having been amended in 2002, was terminable by the company at two year's notice, during the period to 31 December 2003 and thereafter at twelve month's notice.

## Non-executive directors

The appointment of Non-Executive Directors is for an initial period of 3 years, subject to review. They do not normally serve longer than six years (see the Report of the Nomination Committee on page 20 with respect to Mr C.I. Cowan) and do not have Service Agreements.

The remuneration of the Non-Executive Directors takes the form solely of fees, which are set by a committee of the Board, comprising the Chairman and the Chief Executive, having taken advice on appropriate levels. The current fee of each Non-Executive Director is £26,500 per annum plus an additional £2,500 per annum when acting as a Board Committee Chairman. The current fee of the Chairman, which is set by a Committee of the Board comprising the Non-Executive Directors and the Chief Executive is £100,000 per annum.

The Notes to this Report, set out on pages 26 to 28, give details of directors' remuneration, pension entitlements and their interests in the Company's shares.

On behalf of the Board.

**M.S. Ost**
Chairman
10 December 2003

## Audited Information

These Notes to the Board Report on Directors' Remuneration, together with the summaries of performance criteria applicable to the Company's share option and long term incentive schemes on pages 23 and 24, comprise information which is subject to audit.

### 1. Emoluments of the Directors

The emoluments of the directors in the year ended 30 September 2003 (9 months ended 30 September 2002) are shown below:-

| | Salary | | Benefits | | Fees | | Bonus | | Total Emoluments excluding Pensions | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2003 £000** | 2002 £000 | **2003 £000** | 2002 £000 | **2003 £000** | 2002 £000 | **2003 £000** | 2002 £000 | **2003 £000** | 2002 £000 |
| K. N. Beresford (to 5 February 2003) | **79** | 169 | **16** | 7 | **—** | — | **—** | 59 | **95** | 235 |
| B. A. C. Chivers | **223** | 161 | **13** | 9 | **—** | — | **—** | 57 | **236** | 227 |
| C. I. Cowan | **—** | — | **—** | — | **25** | 17 | **—** | — | **25** | 17 |
| R. W. Hawksworth | **—** | — | **—** | — | **24** | 17 | **—** | — | **24** | 17 |
| R. E. Maddox | **252** | 208 | **4** | 4 | **—** | — | **—** | — | **256** | 212 |
| M. S. Ost (from 1 May 2002) | **—** | — | **—** | — | **50** | 10 | **—** | — | **50** | 10 |
| T. A. Welsh (from 1 March 2002) | **441**(i) | 248(i) | **19** | 10 | **—** | — | **—** | 71 | **460** | 329 |
| R. W. Wood (to 30 April 2003) | **281** | 347 | **7** | 12 | **—** | — | **42** | 122 | **330** | 481 |

(i) Includes a salary supplement of £79,000 (2002 – £57,000) payable in lieu of pension.

The figures above represent emoluments earned as directors during the relevant financial period. Such emoluments are paid in the same financial period with the exception of performance related bonuses, which are paid in the period following that in which they are earned. Benefits are those arising from employment by the Company which are assessable for tax.

### 2. Pension Entitlements

(a) Defined Benefit Schemes

| | Increase in accrued pension excluding inflation £000 | Transfer value of increase £000 | **Accrued pension 30 Sept 2003 £000** | Accrued pension 30 Sept 2002 £000 | Increase in accrued pension including inflation £000 | **Transfer value of accrued pension 30 Sept 2003(iii) £000** | Transfer value of accrued pension 30 Sept 2002 £000 | Increase in transfer value over the period(i)&(iii) £000 |
|---|---|---|---|---|---|---|---|---|
| K. N. Beresford(ii) | 1 | 20 | **84** | 128 | 3 | **1,422** | 1,300 | 122 |
| B. A. C. Chivers | 5 | 74 | **132** | 123 | 9 | **1,908** | 1,462 | 446 |
| R. E. Maddox | 4 | 15 | **48** | 44(iv) | 4 | **196** | 168 | 28 |
| T. A. Welsh (from 1 March 2002) | 2 | 16 | **3** | 1 | 2 | **33** | 9 | 19 |
| R. W. Wood(ii) | 14 | 309 | **181** | 247 | 20 | **3,978** | 2,907 | 1,071 |

Other than with respect to Mr Beresford and Mr Wood (see note(ii)) the pension entitlement shown above is that which would be paid annually on retirement based on service to the end of the period. Transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. Members of the UK Scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

(i) Excluding employee contributions.

(ii) Mr Wood retired as a director on 30 April 2003 and Mr Beresford retired as a director on 5 February 2003. They each left service on 30 April 2003. The accrued pension at 30 September 2003 is the early retirement pension payable in accordance with the Scheme rules. The early retirement pension has been reduced for early payment and by the amount of cash commutation. The transfer value of accrued pension is the value of future benefits at 30 September 2003. All entitlement has been calculated in accordance with the rules of the Henlys Group plc Pension Scheme.

(iii) On the advice of the Scheme Actuary, during the year the Trustee of the Scheme changed the method of calculation of transfer values. This has increased cash equivalent transfer values for all scheme members. However, this has no effect on the level of benefits payable to any scheme member (including directors) unless they opt to take a transfer value before retirement.

(iv) Re-stated at the current year-end exchange rate.

(b) Defined Contribution Schemes

Contributions paid by the Company to the PP Plan on behalf of Mr R. E. Maddox in the year ended 30 September 2003 amounted to £4,122.

### 3. Directors' Interests

(a) Ordinary Shares

The beneficial interests of the directors in the Ordinary share capital of the Company at 30 September 2003 were as follows:

| | **At 30 September 2003 25p Ordinary shares** | At 30 September 2002 25p Ordinary shares |
|---|---|---|
| K. N. Beresford | **50,276**(i) | 50,276 |
| B. A. C. Chivers | **81,824** | 77,112 |
| C. I. Cowan | **5,000** | 5,000 |
| R. W. Hawksworth | **4,000** | 4,000 |
| R. E. Maddox | **125,553** | 117,019 |
| M. S. Ost | **10,000** | — |
| T. A. Welsh | **30,000** | 15,000 |
| R. W. Wood | **230,704**(ii) | 210,704 |

(i) 5 February 2003 (ii) 30 April 2003

(b) Long Term Incentive Plan ("LTIP")

| | Number of Shares at 30.09.02 | Number of Shares granted in 2003 | Number of Shares at 30.09.03 | Performance period (years) | Performance measurement date | Share price(iii) (pence) |
|---|---|---|---|---|---|---|
| K.N. Beresford (to 5 February 2003) | 49,059 | — | —(i) | 3 | 30.09.03 | 304 |
| | 122,583 | — | 59,434(ii) | 3 | 30.09.04 | 189.5 |
| Total: | 171,642 | — | 59,434 | | | |
| B.A.C. Chivers | 71,965 | — | 71,965 | 3 | 30.09.03 | 304 |
| | 116,882 | — | 116,882 | 3 | 30.09.04 | 189.5 |
| | — | 130,000 | 130,000 | 3 | 30.09.05 | 60.5 |
| Total: | 188,847 | 130,000 | 318,847 | | | |
| R.E. Maddox | 62,307 | — | 62,307 | 3 | 30.09.03 | 304 |
| | 154,950 | — | 154,950 | 3 | 30.09.04 | 189.5 |
| | — | 100,000 | 100,000 | 3 | 30.09.05 | 60.5 |
| Total: | 217,257 | 100,000 | 317,257 | | | |
| T.A. Welsh | 190,052 | — | 190,052 | 3 | 30.09.04 | 189.5 |
| | — | 300,000 | 300,000 | 3 | 30.09.05 | 60.5 |
| Total: | 190,052 | 300,000 | 490,052 | | | |
| R.W. Wood (to 30 April 2003) | 153,410 | — | —(i) | 3 | 30.09.03 | 304 |
| | 249,158 | — | 120,804(ii) | 3 | 30.09.04 | 189.5 |
| Total: | 402,568 | — | 120,804 | | | |

(i) Lapsed 30 April 2003.

(ii) The Remuneration Committee have determined that Mr Wood and Mr Beresford will continue to participate in the LTIP award, which will have its sole test as at 30 September 2004, in respect of the shares indicated, which represent the proportion attributable to their service during the period of the LTIP.

(iii) Mid-market share price at close of business on the day prior to grant.

**3. Directors' Interests**
*continued*

(c) Share Options

The following movements in options over the Ordinary share capital of the Company took place during the year ended 30 September 2003:

| | Number of Options at 30.09.02 | Number of Options granted in 2003 | Number of Options at 30.09.03 | Exercise price (pence) | Date from which exercisable | Expiry Date |
|---|---|---|---|---|---|---|
| K.N. Beresford | 31,071(a) | — | 31,071(a)(i) | 259.50 | Mar 1998 | Mar 2005 |
| (to 5 February 2003) | 5,178 | — | —(v) | 405.50 | May 1998 | May 2005 |
| | 10,357 | — | —(ii) | 496.00 | Oct 1998 | Oct 2002 |
| | 31,071 | — | —(iii) | 568.50 | Mar 1999 | Mar 2003 |
| | 31,071 | — | —(v) | 539.50 | Mar 2000 | Mar 2004 |
| | 25,892 | — | —(v) | 384.50 | Sep 2000 | Sep 2004 |
| | 45,000 | — | —(v) | 534.00 | Oct 2002 | Oct 2009 |
| | 45,000 | — | —(v) | 371.00 | Mar 2003 | Mar 2010 |
| Total: | 224,640 | — | 31,071 | | | |
| B.A.C. Chivers | 41,428(a) | — | 41,428(a) | 307.00 | Mar 1997 | Mar 2004 |
| | 35,213(a) | — | 35,213(a) | 259.50 | Mar 1998 | Mar 2005 |
| | 16,571 | — | 16,571 | 405.50 | May 1998 | May 2005 |
| | 20,714 | — | —(iii) | 568.50 | Mar 1999 | Mar 2003 |
| | 25,892 | — | 25,892 | 539.50 | Mar 2000 | Mar 2004 |
| | 15,535 | — | 15,535 | 384.50 | Sep 2000 | Sep 2004 |
| | 4,350(b) | — | —(vi) | 396.50 | Jun 2003 | Dec 2003 |
| | 42,000 | — | 42,000 | 534.00 | Oct 2002 | Oct 2009 |
| | 39,000 | — | 39,000 | 371.00 | Mar 2003 | Mar 2010 |
| Total: | 240,703 | — | 215,639 | | | |
| R.E. Maddox | 60,000 | — | 60,000 | 511.50 | Nov 2002 | Nov 2009 |
| | 80,000 | — | 80,000 | 371.00 | Mar 2003 | Mar 2010 |
| | 60,000 | — | 60,000 | 325.00 | Oct 2003 | Oct 2010 |
| | 114,523 | — | 114,523 | 304.00 | Apr 2004 | Apr 2011 |
| Total: | 314,523 | — | 314,523 | | | |
| T.A. Welsh | — | 11,335(b) | 11,335(b) | 146.00 | Jun 2007 | Dec 2007 |
| Total: | — | 11,335 | 11,335 | | | |
| R.W. Wood | 51,785(a) | — | —(v) | 307.00 | Mar 1997 | Mar 2004 |
| (to 30 April 2003) | 41,428(a) | — | —(v) | 259.50 | Mar 1998 | Mar 2005 |
| | 25,892 | — | —(v) | 405.50 | May 1998 | May 2005 |
| | 51,785 | — | —(iii) | 568.50 | Mar 1999 | Mar 2003 |
| | 51,785 | — | —(v) | 539.50 | Mar 2000 | Mar 2004 |
| | 98,391 | — | —(v) | 384.50 | Sep 2000 | Sep 2004 |
| | 85,000 | — | —(v) | 534.00 | Oct 2002 | Oct 2009 |
| | 70,000 | — | —(v) | 371.00 | Mar 2003 | Mar 2010 |
| | 3,887(b) | — | —(iv) | 249.20 | Jun 2004 | Dec 2004 |
| Total: | 479,953 | — | — | | | |

The options above are under the terms of the Henlys Group Executive Share Option Scheme 1995 except as marked (a) which are under the terms of the Henlys Executive Share Option Scheme 1986 (No.1) and (b) which are under the terms of the Henlys Group Savings Related Share Option Scheme 1997. There have been no exercises of options during the year.

(i) The Remuneration Committee have determined that these options will lapse on 30 April 2004.
(ii) Lapsed 17 October 2002.
(iii) Lapsed 3 March 2003.
(iv) Lapsed 22 April 2003.
(v) Lapsed 30 April 2003.
(vi) Lapsed 29 May 2003.

There were no changes to the directors' interests shown above in the period 30 September 2003 to 20 November 2003.

The middle market price of the shares as at 30 September 2003 was 75.0p and the range during the period 1 October 2002 to 30 September 2003 was 54.5p to 148.5p.

Mr C.I. Cowan, Mr R.W. Hawksworth, Mr M.S. Ost and Mr C.S. Woodwark do not participate in the share option plans or LTIP.

**Independent Auditors' report to the members of Henlys Group plc**

We have audited the financial statements of Henlys Group plc for the year ended 30 September 2003 which comprise the profit and loss account, the balance sheets, the cash flow statement, the notes to the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movements in shareholders' funds, the statement of accounting policies and the related notes 1 to 25. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

**Opinion**

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 30 September 2003 and of the loss of the group for the year then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

**Deloitte & Touche LLP**

Chartered Accountants and Registered Auditors

Leeds

10 December 2003

# Group Profit and Loss Account

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | | Year ended 30 September 2003 | | | | 9 months ended 30 September 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Note | Group £000 | Interest in Joint Ventures £000 | Interest in Associates £000 | Total £000 | Group Restated £000 | Interest in Joint Ventures £000 | Interest in Associates £000 | Total Restated £000 |
| **Turnover** | 1 | **313,790** | **106,505** | **96,381** | **516,676** | 358,061 | 120,457 | 44,250 | 522,768 |
| Cost of sales | 2 | **(290,501)** | **(85,887)** | **(75,389)** | **(451,777)** | (315,848) | (108,533) | (33,526) | (457,907) |
| **Gross Profit** | | **23,289** | **20,618** | **20,992** | **64,899** | 42,213 | 11,924 | 10,724 | 64,861 |
| Other operating expenses (net) | 2 | **(57,826)** | **(15,410)** | **(14,720)** | **(87,956)** | (37,046) | (10,409) | (7,311) | (54,766) |
| **Operating (Loss)/Profit** | 1 | | | | | | | | |
| Continuing operations | | **(1,059)** | **7,237** | **9,038** | **15,216** | 25,273 | 4,119 | 5,101 | 34,493 |
| Amortisation of goodwill | | **(17,257)** | **(1,172)** | **(1,727)** | **(20,156)** | (14,001) | (873) | (1,295) | (16,169) |
| Exceptional costs | | **(16,221)** | **(857)** | **(1,039)** | **(18,117)** | (6,105) | (1,731) | (393) | (8,229) |
| | | **(34,537)** | **5,208** | **6,272** | **(23,057)** | 5,167 | 1,515 | 3,413 | 10,095 |
| Share of operating profit in joint ventures | 13 | **5,208** | | | | 1,515 | | | |
| Share of operating profit in associates | | **6,272** | | | | 3,413 | | | |
| **Total Operating (Loss)/Profit** | | **(23,057)** | | | | 10,095 | | | |
| Share of profit on disposal of fixed assets in associates | | **1,875** | | | | — | | | |
| Interest payable (net) | 3 | **(13,184)** | | | | (11,106) | | | |
| **Loss on Ordinary Activities before Taxation** | 4 | **(34,366)** | | | | (1,011) | | | |
| Taxation | 7 | **(634)** | | | | (4,587) | | | |
| **Loss for the Financial Period** | | **(35,000)** | | | | (5,598) | | | |
| Dividends | 8 | **(761)** | | | | (5,826) | | | |
| **Transfer from Reserves** | 22 | **(35,761)** | | | | (11,424) | | | |
| **(Loss)/Earnings per Share** | | | | | | | | | |
| Basic | 9 | **(46.0)p** | | | | (7.4)p | | | |
| Adjusted | 9 | **1.8p** | | | | 21.1p | | | |
| Diluted | 9 | **(29.6)p** | | | | (1.0)p | | | |
| Adjusted diluted | 9 | **7.2p** | | | | 20.9p | | | |

All the above results arise from continuing operations.

The movement on reserves is shown in note 22 to the financial statements.

The accompanying notes and accounting policies are an integral part of these financial statements.

# Balance Sheets

AT 30 SEPTEMBER 2003

| | Note | Group 30 Sept 2003 £000 | Interest in Joint Ventures 30 Sept 2003 £000 | Total 30 Sept 2003 £000 | Group 30 Sept 2002 Restated £000 | Interest in Joint Ventures 30 Sept 2002 £000 | Total 30 Sept 2002 £000 | Company 30 Sept 2003 £000 | Company 30 Sept 2002 Restated £000 |
|---|---|---|---|---|---|---|---|---|---|
| **Fixed Assets** | | | | | | | | | |
| Intangible assets | 11 | **295,469** | **17,304** | **312,773** | 314,244 | 16,688 | 330,932 | **—** | — |
| Tangible assets | 12 | **27,819** | **12,854** | **40,673** | 26,240 | 15,589 | 41,829 | **127** | 221 |
| Investments | 13 | **103,214** | **(31,733)** | **71,481** | 101,117 | (28,228) | 72,889 | **572,219** | 590,533 |
| | | **426,502** | **(1,575)** | **424,927** | 441,601 | 4,049 | 445,650 | **572,346** | 590,754 |
| **Current Assets** | | | | | | | | | |
| Stocks | 14 | **85,573** | **30,725** | **116,298** | 86,315 | 35,901 | 122,216 | **—** | — |
| Debtors | 15 | **22,356** | **26,896** | **49,252** | 29,244 | 35,897 | 65,141 | **45,625** | 41,468 |
| Cash at bank and in hand | | **21,351** | **6,607** | **27,958** | 39,991 | 2,142 | 42,133 | **9,227** | 16,567 |
| | | **129,280** | **64,228** | **193,508** | 155,550 | 73,940 | 229,490 | **54,852** | 58,035 |
| **Creditors** | | | | | | | | | |
| Amounts falling due within one year | 16 | **232,895** | **53,366** | **286,261** | 157,838 | 60,781 | 218,619 | **263,031** | 206,424 |
| **Net Current (Liabilities)/Assets** | | **(103,615)** | **10,862** | **(92,753)** | (2,288) | 13,159 | 10,871 | **(208,179)** | (148,389) |
| **Total Assets less Current Liabilities** | | **322,887** | **9,287** | **332,174** | 439,313 | 17,208 | 456,521 | **364,167** | 442,365 |
| **Creditors:** Amounts falling due after more than one year: | | | | | | | | | |
| Convertible debt | 17 | **144,456** | **—** | **144,456** | 152,614 | — | 152,614 | **144,456** | 152,614 |
| Other creditors | 17 | **5,101** | **647** | **5,748** | 64,820 | 1,110 | 65,930 | **—** | 64,820 |
| **Provisions for Liabilities and Charges** | 19 | **27,382** | **8,640** | **36,022** | 32,645 | 16,098 | 48,743 | **—** | — |
| **Net Assets** | | **145,948** | **—** | **145,948** | 189,234 | — | 189,234 | **219,711** | 224,931 |
| **Capital and Reserves** | | | | | | | | | |
| Called up share capital | 21 | **19,038** | | | 19,038 | | | **19,038** | 19,038 |
| Share premium account | 22 | **118,800** | | | 118,800 | | | **118,800** | 118,800 |
| Other reserves | 22 | **25,445** | | | 33,111 | | | **51,845** | 54,253 |
| Profit and loss account | 22 | **(17,335)** | | | 18,285 | | | **30,028** | 32,840 |
| **Equity Shareholders' Funds** | | **145,948** | | | 189,234 | | | **219,711** | 224,931 |

Approved by the Board of Directors on 10 December 2003.

**M.S. Ost**
Chairman

**B.A.C. Chivers**
Finance Director

The accompanying notes and accounting policies are an integral part of these financial statements.

## Group Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | **Year ended 30 Sept 2003 £000** | *9 months ended 30 Sept 2002 Restated £000* |
|---|---|---|
| Loss for the financial period – Group | **(41,750)** | (5,705) |
| – Joint Ventures | **1,639** | (1,841) |
| – Associates | **5,111** | 1,948 |
| | **(35,000)** | (5,598) |
| Foreign exchange loss on retranslation of investments and goodwill | **(20,396)** | (38,538) |
| Foreign exchange gain on retranslation of loans | **15,023** | 24,917 |
| Tax effect of foreign exchange movements | **(2,152)** | 11 |
| Total recognised gains and losses relating to the period | **(42,525)** | (19,208) |

## Group Historical Cost Profits and Losses

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| Loss on ordinary activities before taxation | **(34,366)** | (1,011) |
| Realisation of property revaluation gains of previous years | **141** | — |
| *Historical cost loss before taxation* | **(34,225)** | (1,011) |
| Historical cost loss for the period retained after taxation and dividends | **(35,620)** | (11,424) |

## Reconciliation of Movements in Equity Shareholders' Funds

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| Loss for the financial period | **(35,000)** | (5,598) |
| Dividends | **(761)** | (5,826) |
| Foreign exchange loss on retranslation of investments and goodwill | **(20,396)** | (38,538) |
| Foreign exchange gain on retranslation of loans | **15,023** | 24,917 |
| Tax effect of foreign exchange movements | **(2,152)** | 11 |
| Net movement in equity shareholders' funds | **(43,286)** | (25,034) |
| Equity shareholders' funds at beginning of period | **189,234** | 214,268 |
| Equity shareholders' funds at end of period | **145,948** | 189,234 |

The accompanying notes and accounting policies are an integral part of these financial statements.

# Group Cash Flow Statement

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| **Net Cash (Outflow)/Inflow from Operating Activities** | **(8,516)** | 21,400 |
| Dividends and Interest Received from Joint Ventures and Associates | **5,823** | 7,374 |
| Returns on Investments and Servicing of Finance | **(14,478)** | (7,744) |
| Taxation | **1,308** | 1,479 |
| Capital Expenditure (net) | **(20,308)** | (14,688) |
| Equity Dividends Paid | **(6,588)** | (2,589) |
| **Cash (Outflow)/Inflow before Financing** | **(42,759)** | 5,232 |
| Financing | **15,434** | 33,680 |
| **(Decrease)/Increase in Cash in the Period** | **(27,325)** | 38,912 |

The accompanying notes and accounting policies are an integral part of these financial statements.

# Notes to the Group Cash Flow Statement

## 1 Reconciliation of Total Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| Total operating (loss)/profit | **(23,057)** | 10,095 |
| Share of operating profit in joint ventures | **(5,208)** | (1,515) |
| Share of operating profit in associates | **(6,272)** | (3,413) |
| Operating (loss)profit excluding joint ventures and associates | **(34,537)** | 5,167 |
| Depreciation of tangible fixed assets | **3,254** | 2,366 |
| Amortisation of intangible fixed assets | **18,572** | 14,033 |
| Increase in value of fixed asset investments | **(128)** | (1) |
| Loss on sale of tangible fixed assets | **18** | 146 |
| Increase in stock | **(4,915)** | (19,339) |
| Decrease/(increase) in debtors | **4,390** | (6,345) |
| Increase in creditors and provisions for liabilities and charges | **4,830** | 25,373 |
| **Net Cash (Outflow)/Inflow from Operating Activities** | **(8,516)** | 21,400 |

## 2 Analysis of Cash Flows

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| **Returns on investments and servicing of finance** | | |
| Interest received | **889** | 767 |
| Interest paid | **(15,367)** | (8,511) |
| **Net Cash Outflow** | **(14,478)** | (7,744) |
| **Taxation** | | |
| Tax received | **1,866** | 1,479 |
| Tax paid | **(558)** | — |
| **Net Cash Inflow** | **1,308** | 1,479 |
| **Capital expenditure and financial investment** | | |
| Purchase of tangible fixed assets and product development | **(23,057)** | (14,705) |
| Sale of tangible fixed assets | **1,016** | 15 |
| Sale of fixed asset investments | **1,733** | 2 |
| **Net Cash Outflow** | **(20,308)** | (14,688) |
| **Financing** | | |
| New loans | **43,857** | 42,510 |
| Repayment of loans | **(28,423)** | (8,830) |
| **Net Cash Inflow** | **15,434** | 33,680 |

## 3 Analysis and Reconciliation of Net Debt

| | 1 October 2002 £000 | Cash Flow £000 | Other non-cash changes £000 | Translation Difference £000 | **30 September 2003 £000** |
|---|---|---|---|---|---|
| Cash at bank and in hand | 39,991 | (27,325) | 9,090 | (405) | **21,351** |
| Bank overdraft | — | — | (9,090) | — | **(9,090)** |
| | 39,991 | (27,325) | — | (405) | **12,261** |
| Debt due after 1 year | (217,434) | — | 64,821 | 8,157 | **(144,456)** |
| Debt due within 1 year | (77,549) | (15,434) | (65,311) | 5,835 | **(152,459)** |
| **Net debt** | (254,992) | (42,759) | (490) | 13,587 | **(284,654)** |

| | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| (Decrease)/Increase in cash in the period | **(27,325)** | 38,912 |
| Cash inflow from increase in debt | **(15,434)** | (33,680) |
| Movement in net debt resulting from cash flows | **(42,759)** | 5,232 |
| Translation difference | **13,587** | 20,764 |
| Amortisation of debt issue costs | **(490)** | (285) |
| Movement in net debt in period | **(29,662)** | 25,711 |
| Net debt at beginning of period | **(254,992)** | (280,703) |
| **Net debt at end of period** | **(284,654)** | (254,992) |

# Accounting Policies

The principal accounting policies, which have been applied consistently throughout the year and the preceding period, except as disclosed in (d) below, are:

**(a) Basis of accounting**

These financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

**(b) Basis of consolidation**

The financial statements of all subsidiary undertakings are consolidated and made up to 30 September.

The accounting dates of the Group's joint ventures and associates are not coterminous with the Group's 30 September accounting reference date.

For the Group's joint ventures, results for the year ended 30 September have been included.

As permitted by FRS9 the results for the Group's associate have been included for the year ended 30 June 2003. This period is that for which the most recent published information is available.

Undertakings, other than subsidiary undertakings, over which the Group exerts joint control are treated as joint ventures. The consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses.

Investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out in (m) below. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

As permitted by section 230 of the Companies Act 1985 a separate profit and loss account for the parent company is not presented.

**(c) Turnover**

Turnover comprises the net invoiced value of sales of all activities, excluding value added tax, to customers outside the Group.

Turnover in respect of vehicles is recognised either on despatch of vehicles to customers or on the completion of the vehicle where the customer has paid for the vehicle or where the vehicle has been sold on credit terms.

**(d) Foreign currency**

Transactions in foreign currencies are translated into sterling at the rates of exchange current at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the balance sheet date or, where appropriate, at the rate of exchange in a related forward exchange contract. Any gains or losses arising from a change in exchange rates subsequent to the date of transactions are included in the profit and loss account.

For the purposes of consolidation and application of the equity method of accounting, the closing rate method is used under which translation gains or losses are shown as movements on reserves. The Group's share of profit and loss accounts of overseas joint ventures are translated at the weighted average exchange rate.

Exchange differences on foreign currency loans, to the extent that they hedge equity investments in overseas operations, are taken to reserves and separately reported. A change in accounting policy has been made in order to include exchange movements, on those inter-company loans relating to financing of working capital, through the profit and loss account rather than through the statement of total recognised gains and losses. Details of the effect of this change are set out in note 10 to the financial statements.

**(e) Research and development**

All expenditure related to research and development for new models of existing products is charged against income as incurred.

**(f) Intangible assets – product development**

Product development costs relate to development costs of new products where the directors are satisfied as to the technical, commercial and financial viability of such projects. In such cases the identifiable expenditure is deferred and amortised over the period during which the Group is expected to benefit. This period is between five and eight years.

**(g) Pension costs and other post retirement benefits**

For the defined benefit schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the estimated regular cost of providing the benefits accrued in the period, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular cost are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The defined benefit schemes are funded, with the assets of the schemes held separately from those of the group in separate trustee administered funds. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

For the defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

**(h) Taxation**

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is measured on a non-discounted basis.

**(i) Tangible fixed assets**

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated to write off the cost less estimated residual value of fixed assets in equal annual instalments over their estimated useful lives as follows:

| | |
|---|---|
| Land: | nil |
| Freehold buildings: | 2% to 3% per annum |
| Short leasehold buildings: | over the term of the lease |
| Plant and equipment: | 8% to 25% per annum |
| Vehicles: | 25% to 50% per annum |
| Computers: | 14% to 50% per annum |

**(j) Leases**

Assets acquired under hire purchase agreements and finance leases are capitalised and depreciated over the shorter of the lease term and the useful economic life. The net obligations under these agreements are included in creditors. The finance charges are allocated over the primary period of the leases so as to provide a constant periodic charge on the outstanding balance.

Payments made in respect of operating leases are charged to the profit and loss account on a straight line basis over the period of the lease.

**(k) Stocks**

Stocks are valued at the lower of cost and net realisable value. Cost includes materials, labour and an appropriate proportion of production overheads. Provision is made for obsolete, slow moving or defective items where appropriate.

**(l) Investments**

In the Group financial statements investments in joint ventures are dealt with by the gross equity method of accounting. That is the consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses while the Group's share of their net assets and liabilities, is shown in the consolidated balance sheet.

In the Company's financial statements investments in joint ventures, associates and subsidiary undertakings are shown at cost less provision for impairment.

Other fixed asset investments are shown at cost less provision for impairment.

**(m) Acquisitions and goodwill**

Positive purchased goodwill is capitalised and classified as an asset on the balance sheet. Amortisation is calculated to write off the capitalised goodwill in equal instalments over 20 years which is its economic useful life. Goodwill is reviewed for impairment upon completion of the first full year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying values may not be recoverable.

Trading results of acquired subsidiary undertakings, joint ventures and associates are included from the date of acquisition.

Goodwill purchased prior to the implementation of Financial Reporting Standard No. 10 was and remains eliminated as a matter of accounting policy against a special reserve and is charged to the profit and loss account on subsequent disposal of the business to which it related. On disposal or closure of a previously acquired business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

**(n) Debt**

Debt is initially stated at the amount of the net amounts received after deduction of issue costs.

Convertible debt is reported as a liability unless conversion actually occurs. There is no premium or discount on conversion.

**(o) Government grants**

Government grants relating to tangible fixed assets are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned.

## 1 Segmental Reporting

(a) Total turnover, operating profit and net assets for continuing operations by geographical origin were:

| | **UK Year ended 30 Sept 2003 £000** | UK *9 months ended* 30 Sept 2002 Restated £000 | **North America Year ended 30 Sept 2003 £000** | North America *9 months ended* 30 Sept 2002 Restated £000 | **Total Year ended 30 Sept 2003 £000** | Total *9 months ended* 30 Sept 2002 Restated £000 |
|---|---|---|---|---|---|---|
| **Turnover** | | | | | | |
| Operations | — | — | **313,790** | 358,061 | **313,790** | 358,061 |
| Share of turnover in joint ventures | — | — | **106,505** | 120,457 | **106,505** | 120,457 |
| Share of turnover in associates | **96,381** | 44,250 | — | — | **96,381** | 44,250 |
| | **96,381** | 44,250 | **420,295** | 478,518 | **516,676** | 522,768 |
| **Operating (Loss)/Profit** | | | | | | |
| Operations | — | — | **(1,059)** | 25,273 | **(1,059)** | 25,273 |
| Share of operating profit in joint ventures | — | — | **7,237** | 4,119 | **7,237** | 4,119 |
| Share of operating profit in associates | **9,038** | 5,101 | — | — | **9,038** | 5,101 |
| Amortisation of goodwill | **(1,727)** | (1,295) | **(18,429)** | (14,874) | **(20,156)** | (16,169) |
| Exceptional costs | **(1,039)** | (393) | **(17,078)** | (7,836) | **(18,117)** | (8,229) |
| | **6,272** | 3,413 | **(29,329)** | 6,682 | **(23,057)** | 10,095 |
| Share of profit on disposal of fixed assets in associates | | | | | **1,875** | — |
| Interest payable (net) | | | | | **(13,184)** | (11,106) |
| **Loss on ordinary activities before taxation** | | | | | **(34,366)** | (1,011) |
| **Net assets** | **66,600** | 59,192 | **364,002** | 385,034 | **430,602** | 444,226 |
| Net debt | | | | | **(284,654)** | (254,992) |
| | | | | | **145,948** | 189,234 |

Amortisation of goodwill in North America is shown after charging £1,172,000 (2002 – £873,000) in respect of joint ventures.

(b) Total turnover for continuing operations by geographical destination was:

| | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Inside the UK – share of turnover of associates | **72,242** | 32,655 |
| Outside the UK (mainly North America) – operations | **313,790** | 358,061 |
| – share of turnover in joint ventures | **106,505** | 120,457 |
| – share of turnover in associates | **24,139** | 11,595 |
| | **516,676** | 522,768 |

(c) Net assets of the Group were:

| | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Coach and bus operations | **328,056** | 345,430 |
| Investment in joint ventures | **31,733** | 28,228 |
| Investment in associates | **70,813** | 70,568 |
| Total coach and bus | **430,602** | 444,226 |
| Net debt | **(284,654)** | (254,992) |
| | **145,948** | 189,234 |

## 2 Cost of Sales and Other Operating Expenses (net)

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| **Cost of sales** | **290,501** | 315,848 |
| **Other operating expenses (net)** | | |
| Amortisation of goodwill | **17,257** | 14,001 |
| Exceptional costs - cost of production difficulties and quality problems at Blue Bird's North Georgia plant | **17,286** | — |
| - closure of research and development site in UK and other redundancies | **1,290** | — |
| - (release of over-provision for closure costs)/closure costs of Blue Bird's Midwest plant | **(2,355)** | 6,105 |
| Other administrative expenses | **24,348** | 16,940 |
| Total administrative expenses | **57,826** | 37,046 |

## 3 Interest Payable (net)

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Interest payable on: | | |
| – bank loans and overdrafts | **(5,209)** | (3,591) |
| – other loans | **(8,211)** | (6,462) |
| | **(13,420)** | (10,053) |
| Share of joint ventures' interest payable | **(468)** | (1,426) |
| Share of associates' interest payable | **(185)** | (118) |
| | **(14,073)** | (11,597) |
| Interest receivable | **889** | 491 |
| | **(13,184)** | (11,106) |

Interest receivable includes net foreign exchange gains on foreign currency borrowings of £255,000 (2002: £nil).

## 4 Loss on Ordinary Activities before Taxation

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Loss on ordinary activities before taxation is stated after charging/(crediting): | | |
| Depreciation of tangible fixed assets | **3,254** | 2,366 |
| Amortisation of goodwill | **17,257** | 14,001 |
| Amortisation of product development | **1,315** | 32 |
| Operating lease rentals | | |
| – plant and equipment | **712** | 998 |
| – land and buildings | **180** | 128 |
| Development expenditure | **2,008** | 2,053 |
| Auditors' remuneration for audit services | **301** | 196 |
| Government grants | **(858)** | — |

In addition to the auditors' remuneration shown above, amounts totalling £78,000 (2002 – £292,600) have been paid to Deloitte & Touche LLP (and the previous auditors, Arthur Andersen), in the UK in respect of tax compliance and other non-audit services.

## 5 Staff Costs

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Employee costs, including executive directors, during the period amounted to: | | |
| Wages and salaries | **93,280** | 72,629 |
| Social security costs | **5,787** | 4,639 |
| Other pension costs (note 23) | **4,793** | 2,762 |
| | **103,860** | 80,030 |
| | **2003 Number** | 2002 Number |
| The average monthly number of employees, including executive directors, during the period was: | **2,864** | 2,965 |

## 6 Directors Emoluments

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Fees | **99** | 65 |
| Remuneration: | | |
| Salaries and taxable benefits | **1,335** | 1,175 |
| Performance related and other bonus payments | **42** | 309 |
| | **1,476** | 1,549 |

Full disclosure of the Directors' emoluments, pension entitlements, share options and long term incentive schemes are included in the Notes to the Board Report on Directors' Remuneration on pages 26 to 28.

## 7 Taxation

The tax charge comprises:

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| Current tax: | | |
| UK corporation tax | **(1,800)** | 740 |
| Withholding tax | **85** | 179 |
| | **(1,715)** | 919 |
| Overseas tax | **1,902** | 1,516 |
| | **187** | 2,435 |
| Adjustments in respect of prior years | | |
| UK corporation tax | **188** | — |
| Overseas tax | **(366)** | (32) |
| Total current tax | **9** | 2,403 |
| Deferred tax: | | |
| Origination and reversal of timing differences | **(4,469)** | 322 |
| Adjustment in respect of prior years | **199** | 570 |
| Total deferred tax (see note 20) | **(4,270)** | 892 |
| Share of joint ventures' tax | **2,044** | (55) |
| Share of associates' tax | **2,851** | 1,347 |
| Total tax on loss on ordinary activities | **634** | 4,587 |

The tax credit in respect of exceptional costs amounted to £16,000 (2002 - £2,728,000).

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 Restated £000 |
|---|---|---|
| Loss on ordinary activities before tax | **(34,366)** | (1,011) |
| Less: share of joint ventures' (profit)/loss before tax | **(4,855)** | 1,023 |
| share of associates' profit before tax | **(9,689)** | (4,590) |
| Group loss on ordinary activities before tax | **(48,910)** | (4,578) |
| Tax on Group loss on ordinary activities at standard UK corporation tax rate of 30% (2002 - 30%) | **(14,673)** | (1,374) |
| Effects of: | | |
| Expenses not deductible for tax purposes - principally amortisation of goodwill | **5,967** | 4,201 |
| Deferred tax assets not recognised | **6,597** | — |
| Current year movement on deferred tax | **4,469** | (322) |
| Rate differences on overseas earnings | **(2,173)** | (70) |
| Adjustment to tax charge in respect of previous periods | **(178)** | (32) |
| Group current tax charge/(credit) | **9** | 2,403 |

## 7 Taxation

*continued*

The tax charge in future periods may be affected by:

- the fact that the Group earns its profits primarily in North America and therefore the tax rate applicable to those profits is higher than the standard rate for UK corporation tax
- the utilisation of unprovided deferred tax assets which have arisen as a result of tax losses in the Group's overseas operations
- the non-tax deductible goodwill amortisation

## 8 Dividends

| | **Year ended 30 Sept 2003 pence** | 9 months ended 30 Sept 2002 pence | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 £000 |
|---|---|---|---|---|
| Ordinary: Interim paid | **1.0** | 2.5 | **761** | 1,904 |
| Final proposed | — | 5.15 | — | 3,922 |
| | **1.0** | 7.65 | **761** | 5,826 |

## 9 (Loss)/Earnings per Share

Loss per share has been calculated by dividing the loss for the financial period of £35,000,000 (2002 restated – loss of £5,598,000) by 76,153,161 (2002 – 76,153,761) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period.

Adjusted earnings per share, which gives a useful indication of underlying performance, has been calculated by dividing the profit for the financial period, before amortisation of goodwill and exceptional costs, amounting to £1,382,000 (2002 restated – £16,072,000) by 76,153,161 (2002 – 76,153,761) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period.

Diluted loss per share has been calculated by dividing the loss for the financial period excluding the interest on the convertible loan stock net of tax of £29,252,351 (2002 restated – loss of £964,000) by 98,879,633 (2002 – 98,823,585) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible debt.

Adjusted diluted earnings per share has been calculated by dividing the adjusted profit excluding the interest on the convertible loan stock net of tax of £7,129,649 (2002 restated – £20,706,000) by 98,879,633 (2002 – 98,823,585) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible debt.

| | **Year ended 30 Sept 2003 pence per share** | 9 months ended 30 Sept 2002 Restated pence per share |
|---|---|---|
| Basic loss per share | **(46.0)** | (7.4) |
| Amortisation of goodwill | **26.5** | 21.2 |
| Exceptional costs | **21.3** | 10.8 |
| Associated tax credit | — | (3.5) |
| Adjusted earnings per share | **1.8** | 21.1 |
| Diluted loss per share | **(29.6)** | (1.0) |
| Amortisation of goodwill | **20.4** | 16.4 |
| Exceptional costs | **16.4** | 8.3 |
| Associated tax credit | — | (2.8) |
| Adjusted diluted earnings per share | **7.2** | 20.9 |

## 10 Prior Period Adjustment

The Group has changed its accounting policy for the treatment of foreign exchange differences arising on variable loan balances between the Company and a subsidiary. The change is to treat such inter-company loans as financing working capital rather than financing the Company's investment. This accounting treatment more appropriately reflects its current and expected use. As a result exchange differences on such balances are now recognised in the Profit and Loss account rather than in the Statement of Total Recognised Gains and Losses. The comparative figures in the financial statements and notes have been restated to reflect the new policy.

The effects of the change in policy are summarised below:

| | **2003 £000** | 2002 £000 |
|---|---|---|
| Profit and loss account | | |
| Operating profit | **1,580** | 2,981 |
| Taxation | **—** | (894) |
| Increase in profit for the financial year | **1,580** | 2,087 |
| Balance sheet | | |
| Translation reserve | **(1,927)** | (347) |
| Profit and loss account | **1,927** | 347 |
| Change in net assets | **—** | — |

## 11 Intangible Assets

| Group | Product Development £000 | Goodwill £000 | Total £000 |
|---|---|---|---|
| Cost: | | | |
| Beginning of period | 14,875 | 351,202 | 366,077 |
| Additions | 16,205 | — | 16,205 |
| Exchange adjustment | (1,402) | (18,370) | (19,772) |
| End of period | **29,678** | **332,832** | **362,510** |
| Amortisation: | | | |
| Beginning of period | 32 | 51,801 | 51,833 |
| Charged in period | 1,315 | 17,257 | 18,572 |
| Exchange adjustment | (39) | (3,325) | (3,364) |
| End of period | **1,308** | **65,733** | **67,041** |
| Net book value: | | | |
| Beginning of period | 14,843 | 299,401 | 314,244 |
| End of period | **28,370** | **267,099** | **295,469** |

Development costs have been capitalised in accordance with SSAP13. The costs relate to the development of a number of new product lines.

## 12 Tangible Fixed Assets

| Group | Land and Buildings Freehold £000 | Land and Buildings Short Leasehold £000 | Plant and Equipment £000 | Total £000 |
|---|---|---|---|---|
| Cost: | | | | |
| Beginning of period | 11,028 | 180 | 24,514 | 35,722 |
| Additions | 580 | — | 6,259 | 6,839 |
| Disposals | (1,226) | — | (466) | (1,692) |
| Exchange adjustment | (204) | — | (774) | (978) |
| End of period | **10,178** | **180** | **29,533** | **39,891** |
| Depreciation: | | | | |
| Beginning of period | 1,608 | 82 | 7,792 | 9,482 |
| Charged in period | 450 | 15 | 2,789 | 3,254 |
| Disposals | (420) | — | (264) | (684) |
| Exchange adjustment | 105 | — | (85) | 20 |
| End of period | **1,743** | **97** | **10,232** | **12,072** |
| Net book value: | | | | |
| Beginning of period | 9,420 | 98 | 16,722 | 26,240 |
| End of period | **8,435** | **83** | **19,301** | **27,819** |

Freehold land amounting to £1,052,000 (2002 – £1,221,000) has not been depreciated.

| Company | Land and Buildings Short Leasehold £000 | Plant and Equipment £000 | Total £000 |
|---|---|---|---|
| Cost: | | | |
| Beginning of period | 180 | 281 | 461 |
| Additions | — | 6 | 6 |
| Disposals | — | (50) | (50) |
| End of period | **180** | **237** | **417** |
| Depreciation: | | | |
| Beginning of period | 82 | 158 | 240 |
| Charged in period | 15 | 50 | 65 |
| Disposals | — | (15) | (15) |
| End of period | **97** | **193** | **290** |
| Net book value: | | | |
| Beginning of period | 98 | 123 | 221 |
| End of period | **83** | **44** | **127** |

## 13 Investments

| | **Group 30 Sept 2003 £000** | Group 30 Sept 2002 £000 | **Company 30 Sept 2003 £000** | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| Subsidiary undertakings | **—** | — | **442,955** | 465,999 |
| Joint ventures | **31,733** | 28,228 | **57,861** | 53,131 |
| Associates | **70,813** | 70,568 | **71,403** | 71,403 |
| Other fixed asset investments | **668** | 2,321 | **—** | — |
| | **103,214** | 101,117 | **572,219** | 590,533 |

## 13 Investments

*continued*

### Principal group investments

The Company and the Group have investments in the following subsidiary undertakings, joint ventures and associates which principally affected the profits or net assets of the Group. To avoid a statement of excessive length, details concerning investments which are not significant have been omitted.

| | Country of incorporation | Principal activity | Percentage of Ordinary Shares Held |
|---|---|---|---|
| **Subsidiary undertakings** | | | |
| Blue Bird Body Company* | USA | Manufacture of school and transit buses, coaches and recreational vehicles | 100% |
| **Joint ventures** | | | |
| Prévost Holding B.V. | Netherlands | Investment holding company | 50% |
| Prévost Car Inc.* | Canada | Manufacture of highway coaches and bus shells for conversion | 50% |
| Prévost Car Inc.* | USA | Distribution of highway coaches, after sales provision and manufacture of urban transit buses | 50% |
| **Associates** | | | |
| TransBus Holdings Limited | England | Investment holding company | 30% |
| TransBus International Limited* | England | Manufacture and distribution of public service vehicles | 30% |

*The share capital of the above companies is owned directly by Henlys Group plc, except those marked by an asterisk.*

### Subsidiary undertakings

| | Shares £000 | Loans £000 | Total £000 |
|---|---|---|---|
| Cost: | | | |
| At beginning of period | 369,375 | 105,558 | 474,933 |
| Exchange adjustment | (17,402) | (5,642) | (23,044) |
| At end of period | **351,973** | **99,916** | **451,889** |
| Amounts written off : | | | |
| At beginning and end of period | 8,934 | — | 8,934 |
| Net book value: | | | |
| At beginning of period | 360,441 | 105,558 | 465,999 |
| At end of period | **343,039** | **99,916** | **442,955** |

### Joint ventures

| | Group £000 | Company £000 |
|---|---|---|
| Cost: | | |
| At beginning of period | 48,448 | 53,131 |
| Share of retained profit for period | 1,639 | — |
| Exchange adjustment | 1,866 | 4,730 |
| At end of period | **51,953** | **57,861** |
| Amounts written off: | | |
| At beginning and end of period | 20,220 | — |
| Net book value: | | |
| At beginning of period | 28,228 | 53,131 |
| At end of period | **31,733** | **57,861** |

The Company's investment in joint ventures includes long-term loans of £22,779,000 (2002 – £21,459,000) bearing interest at a commercial rate. The movement in the period in respect of these loans relates to exchange movements.

The information given in the Group's profit and loss account as shown on page 30 and the Group's balance sheet as shown on page 31 as interests in joint ventures is accounted for by the Group's investment in Prévost Car Inc.

## 13 Investments
*continued*

### Investment in Prévost Car Inc.

The summarised consolidated results of the joint venture, Prévost Car Inc., set out below at 30 September 2003, are prepared on a basis consistent with the Group's accounting policies.

The information relates to the whole of Prévost Car Inc. in which Henlys Group plc has a 50% interest translated using the average monthly exchange rates applied to the monthly results in respect of the consolidated Profit and Loss Account and Cash Flow Statement, and at the closing rate on 30 September 2003 of Can$2.2420 = £1 (2002 – Can$2.4945 = £1) for the Consolidated Balance Sheet.

| Consolidated Profit and Loss Account | **Year ended 30 Sept 2003 £000** | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Turnover | **213,010** | 240,914 |
| Cost of sales | **(171,774)** | (217,066) |
| Gross profit | **41,236** | 23,848 |
| Other operating expenses (net) | **(26,762)** | (15,610) |
| Amortisation of goodwill | **(2,344)** | (1,746) |
| Exceptional costs | **(1,714)** | (3,462) |
| Operating profit | **10,416** | 3,030 |
| Interest payable (net) | **(3,050)** | (6,822) |
| Profit/(loss) before taxation | **7,366** | (3,792) |
| Taxation | **(4,088)** | 110 |
| Profit/(loss) after taxation | **3,278** | (3,682) |

Exceptional costs relate to additional closure costs of the Nova RTS plant in Roswell, New Mexico. The Group's share of such exceptional costs amounts to £857,000.

Interest includes £2,114,000 (2002 – £3,970,000) payable to Prévost Car Inc.'s ultimate shareholders. The Group's share of such interest, amounting to £1,057,000 (2002 – £1,985,000) matches the interest receivable by Henlys Group plc and is eliminated on consolidation.

No dividends were paid during the year or the prior period.

There have been no recognised gains or losses other than the profit for the period (2002 – £nil).

| Consolidated Net Assets | **30 September 2003 £000** | 30 September 2002 £000 |
|---|---|---|
| Intangible assets – goodwill | **34,607** | 33,375 |
| Tangible fixed assets | **25,707** | 31,177 |
| Stock | **61,450** | 71,802 |
| Debtors | **53,791** | 71,794 |
| Cash | **13,214** | 4,284 |
| Total assets | **188,769** | 212,432 |
| Creditors | | |
| – Amounts falling due within one year | **(106,728)** | (121,562) |
| – Amounts falling due after more than one year | **(1,293)** | (2,221) |
| Provisions for liabilities and charges | **(17,282)** | (32,193) |
| Net assets | **63,466** | 56,456 |

The above consolidated net assets exclude gross goodwill of £37,524,000 (2002 – £33,725,000) and Canadian and US dollar denominated loans from the ultimate shareholders of £45,558,000 (2002 – £42,917,000) which are included in the consolidated Balance Sheet of Prévost Car Inc. but the Group's share of which is eliminated on consolidation. The interest on these loans is charged to the consolidated Profit and Loss Account of Prévost Car Inc. as disclosed above.

## 13 Investments

*continued*

| Consolidated Cash Flow Statement | **Year ended 30 September 2003 £000** | 9 months ended 30 September 2002 £000 |
|---|---|---|
| Net cash inflow from operating activities | **18,429** | 3,352 |
| Net cash outflow from returns on investments and servicing of finance | **(5,335)** | (7,234) |
| Net cash outflow in respect of taxation | **(1,353)** | (3,562) |
| Net cash inflow/(outflow) on capital expenditure | **411** | (1,194) |
| Net cash (outflow)/inflow from financing activities | **(5,759)** | 1,653 |
| Increase/(decrease) in cash during the period | **6,393** | (6,985) |

| **Associates** | Group £000 | Company £000 |
|---|---|---|
| Cost: | | |
| At beginning of period | 39,053 | 71,403 |
| Share of retained profit for period | 6,838 | — |
| Dividends | (4,866) | — |
| At end of period | **41,025** | **71,403** |
| Goodwill: | | |
| At beginning of period | 31,515 | — |
| Amortised in period | (1,727) | — |
| At end of period | **29,788** | **—** |
| Net book value: | | |
| At beginning of period | 70,568 | 71,403 |
| At end of period | **70,813** | **71,403** |

Included within the share of retained profit for the period are net exceptional profits of £836,000 being the Group's share of TransBus exceptional profits.

| The exceptional profits consist of: | £000 |
|---|---|
| Release of surplus pension provision | **600** |
| Contract cost and bad debts | **(450)** |
| Reorganisation costs | **(788)** |
| Onerous lease cost | **(90)** |
| Release of surplus warranty provision | **570** |
| Warranty costs on chassis no longer in production | **(881)** |
| | **(1,039)** |
| Profit on disposal of fixed assets | **1,875** |
| | **836** |

The following information is given in respect of the Group's share of its investment in TransBus Holdings Limited.

| | **Year ended 30 June 2003 £000** | 6 months ended 30 June 2002 £000 |
|---|---|---|
| Turnover | **96,381** | 44,250 |
| Profit before tax | **9,689** | 4,590 |
| Fixed assets | **11,301** | 8,869 |
| Current assets | **22,864** | 12,622 |
| Creditors: amounts falling due within one year | **(31,466)** | (22,385) |
| Creditors: amounts falling due after more than one year | **(77)** | (67) |
| Provisions for liabilities and charges | **(2,323)** | (2,041) |

The results of TransBus included in these financial statements are based on published information for the year ended 30 June 2003 and comparatives are based on published information for the six months to 30 June 2002.

## 13 Investments
*continued*

### Other fixed asset investments

**Group**

| Cost and Net Book Value | £000 |
|---|---|
| Beginning of period | 2,321 |
| Movement in value of investments | 128 |
| Disposals | (1,733) |
| Exchange adjustment | (48) |
| End of period | **668** |

**Company**

The Company had no other fixed asset investments.

## 14 Stocks

| | **Group 30 Sept 2003 £000** | Group 30 Sept 2002 £000 | **Company 30 Sept 2003 £000** | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| Raw materials | **26,916** | 22,323 | **—** | — |
| Work in progress | **35,665** | 47,834 | **—** | — |
| Finished goods | **21,186** | 13,712 | **—** | — |
| Properties held for sale | **1,806** | 2,446 | **—** | — |
| | **85,573** | 86,315 | **—** | — |

## 15 Debtors

| | **Group 30 Sept 2003 £000** | Group 30 Sept 2002 £000 | **Company 30 Sept 2003 £000** | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| Amounts falling due within one year: | | | | |
| Trade debtors | **15,728** | 24,715 | **68** | 274 |
| Amounts due from subsidiary undertakings | **—** | — | **43,908** | 40,791 |
| Other debtors | **5,245** | 2,998 | **1,523** | 219 |
| Corporation tax and overseas tax recoverable | **—** | 95 | **58** | 96 |
| Prepayments and accrued income | **1,383** | 1,436 | **68** | 88 |
| | **22,356** | 29,244 | **45,625** | 41,468 |

## 16 Creditors: Amounts falling due within one year

| | **Group 30 Sept 2003 £000** | Group 30 Sept 2002 £000 | **Company 30 Sept 2003 £000** | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| Bank overdraft | **9,090** | — | **9,090** | — |
| Loan at 0.75% to 1.125% over LIBOR repayable by September 2004 | **152,454** | 77,512 | **152,454** | 77,512 |
| Loan at 1% below LIBOR repayable by October 2005 | **5** | 37 | **5** | 37 |
| Payments received on account | **—** | 3,594 | **—** | — |
| Trade creditors | **41,623** | 36,952 | **1,489** | 503 |
| Amounts due to subsidiary undertakings | **—** | — | **96,421** | 115,208 |
| Corporation tax and overseas tax | **9,571** | 6,209 | **—** | — |
| Other taxes and social security | **1,705** | 1,127 | **464** | 291 |
| Government grants | **1,091** | — | **—** | — |
| Accruals and deferred income | **17,356** | 26,581 | **3,108** | 7,047 |
| Proposed dividend | **—** | 5,826 | **—** | 5,826 |
| | **232,895** | 157,838 | **263,031** | 206,424 |

## 17 Creditors: Amounts falling due after more than one year

| Convertible debt | Group 30 Sept 2003 £000 | Group 30 Sept 2002 £000 | Company 30 Sept 2003 £000 | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| 5.5% convertible loan stock | **144,456** | 152,614 | **144,456** | 152,614 |

The convertible loan stock is capable of conversion, at the discretion of the note holder, into 22,664,615 Ordinary shares at a price of 658p at any time up to October 2009.

| Other creditors | | | | |
|---|---|---|---|---|
| – bank loans at 0.75% to 1.125% over LIBOR repayable by September 2004 | — | 64,820 | — | 64,820 |
| – government grants | **4,703** | — | — | — |
| – accruals and deferred income | **398** | — | — | — |
| | **5,101** | 64,820 | — | 64,820 |
| Bank borrowings are repayable as follows: | | | | |
| Between one and two years | — | 28,231 | — | 28,231 |
| Between two and five years | — | 36,589 | — | 36,589 |
| | — | 64,820 | — | 64,820 |

The Group's bank borrowings and convertible loan stock were unsecured as at 30 September 2003.

On 9 December 2003 the Group finalised arrangements to replace its existing bank facilities, on a secured basis, with US$325.8m with its existing bank syndicate. There are scheduled loan repayments of US$20.0m on 30 September 2004 and 30 September 2005 and repayment of a further US$135.0m by way of alternative financing by 31 December 2005. The balance is repayable over the period to 31 December 2008 conditional of the Group meeting covenant levels.

## 18 Derivatives and other financial instruments

### Interest rate profile

The Group has no financial assets other than cash at bank. The net cash at bank of the Group analysed by currency was as follows:

| Currency | 30 Sept 2003 £000 | 30 Sept 2002 £000 |
|---|---|---|
| Sterling | **(2,015)** | (380) |
| US dollar | **23,347** | 35,927 |
| Canadian dollar | **1** | 4,432 |
| Mexican Peso | **18** | 12 |
| | **21,351** | 39,991 |

The Finance Director's Review on page 14 summarises the Group's position in respect of derivatives and other financial instruments. The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 (Derivatives and Other Financial Instruments Disclosures). Certain financial assets such as investments in subsidiary companies and joint ventures and other fixed asset investments are excluded from the scope of these disclosures.

The interest rate and currency profile of the Group's financial liabilities was as follows:

| Currency | 30 Sept 2003 | | | 30 Sept 2002 | | |
|---|---|---|---|---|---|---|
| | **Total £000** | **Floating rate £000** | **Fixed rate £000** | Total £000 | Floating rate £000 | Fixed rate £000 |
| Sterling | **3,017** | **3,017** | — | 37 | 37 | — |
| US dollar | **288,269** | **143,813** | **144,456** | 280,514 | 127,900 | 152,614 |
| Canadian dollar | **14,719** | **14,719** | — | 14,432 | 14,432 | — |
| | **306,005** | **161,549** | **144,456** | 294,983 | 142,369 | 152,614 |

The interest rate on floating rate financial assets and liabilities is principally linked to LIBOR for periods up to three months.

## 18 Derivatives and other financial instruments

*continued*

The interest rate and average period outstanding of fixed rate financial liabilities is as follows:

| Currency | 30 Sept 2003 | | 30 Sept 2002 | |
|---|---|---|---|---|
| | Weighted average Interest rate | Weighted average Period for which rate is fixed | Weighted average Interest rate | Weighted average Period for which rate is fixed |
| | % pa | Years | % pa | Years |
| US dollar | **5.5** | **6.0** | 5.5 | 7.0 |

### Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 30 September 2003 was as follows:

| | 30 Sept 2003 £000 | 30 Sept 2002 £000 |
|---|---|---|
| In one year or less, or on demand | **161,549** | 77,549 |
| In more than one year but not more than two years | **—** | 28,231 |
| In more than two years but not more than five years | **—** | 36,589 |
| In more than five years | **144,456** | 152,614 |
| | **306,005** | 294,983 |

### Borrowing facilities

The Group had undrawn committed borrowing and unutilised overdraft facilities at 30 September 2003, in respect of which all conditions precedent had been met, as follows:

| | 30 Sept 2003 £000 | 30 Sept 2002 £000 |
|---|---|---|
| Expiring in one year or less | **21,239** | 20,000 |
| Expiring in more than two years | **—** | 45,978 |
| | **21,239** | 65,978 |

### Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 30 September 2003. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected future cash flows at prevailing interest rates.

| | 30 Sept 2003 Book value £000 | 30 Sept 2003 Fair value £000 | 30 Sept 2002 Book value £000 | 30 Sept 2002 Fair value £000 |
|---|---|---|---|---|
| **Primary financial instruments held or issued to finance the Group's operations:** | | | | |
| Short-term borrowings and current portion of long-term borrowings | **(152,459)** | **(152,459)** | (77,549) | (77,549) |
| Long-term borrowings | **(144,456)** | **(79,451)** | (217,434) | (167,071) |
| Cash and short-term deposits | **21,351** | **21,351** | 39,991 | 39,991 |
| Bank overdraft | **(9,090)** | **(9,090)** | — | — |
| Net debt | **(284,654)** | **(219,649)** | (254,992) | (204,629) |

## 19 Provisions for Liabilities and Charges

### Group

| | Deferred Taxation £000 | Post Retirement Benefits £000 | Warranty £000 | Workers Compensation £000 | Total £000 |
|---|---|---|---|---|---|
| Beginning of period | 18,021 | 4,626 | 7,166 | 2,832 | 32,645 |
| Increase/(decrease) in period | (4,270) | (555) | 7,333 | 2,751 | 5,259 |
| Utilised in period | — | (836) | (6,958) | (2,201) | (9,995) |
| Exchange adjustment | 197 | (197) | (354) | (173) | (527) |
| End of period | **13,948** | **3,038** | **7,187** | **3,209** | **27,382** |

Post retirement benefits represent provisions for future US pension liabilities and supplemental retirement benefits. Benefits are typically paid over the greater of the life of the former employee or the life of the former employee's spouse after the death of the former employee if the spouse was designated as a secondary beneficiary.

Warranty provisions relate to future warranty costs in accordance with the Group's contractual obligations. The timing and amount of such costs is uncertain although some expenditure will be borne during 2004.

Workers compensation represents provisions for disability claims made by employees or former employees. Payments related to disability claims are paid until the employee returns to work or for the life of the employee if permanently disabled.

## 20 Deferred Taxation

| Deferred taxation which has been fully provided for comprises: | **Group 30 Sept 2003 £000** | Group 30 Sept 2002 £000 | **Company 30 Sept 2003 £000** | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| Accelerated capital allowances | **15,078** | 9,636 | **12** | 24 |
| Other timing differences (net) | **(1,130)** | 8,385 | **(12)** | (24) |
| | **13,948** | 18,021 | — | — |

| The movement on deferred tax comprises: | Group £000 | Group £000 | Company £000 | Company £000 |
|---|---|---|---|---|
| *Beginning of period* | | 18,021 | | — |
| Charged to profit and loss account in respect of: | | | | |
| – accelerated capital allowances | 5,576 | | (12) | |
| – other timing differences | (9,846) | | 12 | |
| | | (4,270) | | — |
| Exchange adjustment | | 197 | | — |
| End of period | | **13,948** | | — |

## 21 Called up Share Capital

| | 30 Sept 2003 £000 | 30 Sept 2002 £000 |
|---|---|---|
| Ordinary shares of 25p each: | | |
| Authorised: 126,000,000 (2002 – 126,000,000) | **31,500** | 31,500 |
| Allotted, called up and fully paid: 76,153,761 (2002 – 76,153,761) | **19,038** | 19,038 |

**Share option schemes:**

(a) The Henlys Executive Share Option Scheme 1986 (No. 1) was approved by shareholders on 7 February 1986. Options are granted at a price based on the middle market share price on the last dealing day preceding the date of grant and are exercisable between the third and tenth anniversary of the date of grant. The period for granting options under this Scheme has expired.

At 30 September 2003 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 107,712 shares exercisable up to March 2005 as follows:

| Date of grant | Exercise price | Number of share options |
|---|---|---|
| 23 March 1994 | 307.00p | 41,428 |
| 6 March 1995 | 259.50p | 66,284 |

(b) The Henlys Group Executive Share Option Scheme 1995 was approved by shareholders on 12 April 1995. Options are granted at a price based on the middle market share price on the last dealing day preceding the date of grant and are exercisable between the third and tenth anniversary of the date of grant. The exercise of all options granted under this Scheme is subject to achievement of performance criteria.

At 30 September 2003 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 1,429,339 shares exercisable up to June 2013 as follows:

| Date of grant | Exercise price | Number of share options |
|---|---|---|
| 18 May 1995 | 405.50p | 16,571 |
| 4 March 1996 | 568.50p | 4,142 |
| 3 March 1997 | 539.50p | 30,034 |
| 26 September 1997 | 384.50p | 15,535 |
| 26 October 1998 | 410.50p | 15,534 |
| 22 October 1999 | 534.00p | 56,000 |
| 12 November 1999 | 511.50p | 80,000 |
| 21 March 2000 | 371.00p | 241,000 |
| 12 October 2000 | 325.00p | 110,000 |
| 19 April 2001 | 304.00p | 114,523 |
| 24 April 2002 | 218.50p | 306,000 |
| 13 June 2003 | 60.50p | 440,000 |

(c) The Henlys Group Savings Related Share Option Scheme 1997 was approved by shareholders on 9 April 1997. Options are granted at a price not less than 80% of the middle market share price on the last dealing day preceding the date of invitation and are normally exercisable three or five years after the date of grant.

At 30 September 2003 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 94,823 shares exercisable up to March 2009 as follows:

| Date of grant | Exercise price | Number of share options |
|---|---|---|
| 27 April 2001 | 249.20p | 7,383 |
| 19 April 2002 | 146.00p | 37,721 |
| 11 July 2003 | 48.40p | 49,719 |

**Long Term Incentive Plan**

The Henlys Group plc Long Term Incentive Plan was approved by shareholders on 19 April 2001. Under the Plan shares may be awarded each year up to 100 per cent of salary based on the middle market share price on the last dealing day preceding the date of grant or the average of the middle market share price over a period of up to one month prior to the award. There is no subscription price in respect of shares awarded under the Plan. Awards are exerciseable in the six month period following vesting of the award.

At 30 September 2003 awards under the Plan in respect of ordinary shares had been granted and were outstanding in respect of 1,306,394 shares as follows:

| Date of award | Number of shares | Performance measurement date |
|---|---|---|
| 19 April 2001 | 134,272 | 30 September 2003 |
| 15 April 2002 | 642,122 | 30 September 2004 |
| 8 July 2003 | 530,000 | 30 September 2005 |

## 22 Reserves

| Group | Share premium account £000 | Other Reserves Special reserve £000 | Revaluation reserve £000 | Translation reserve £000 | Total of other reserves £000 | Profit and loss account £000 | Total £000 |
|---|---|---|---|---|---|---|---|
| Beginning of period as previously reported | **118,800** | 30,391 | 141 | 2,926 | **33,458** | **17,938** | **170,196** |
| Prior period adjustment | — | — | — | (347) | **(347)** | **347** | — |
| Beginning of period as restated | **118,800** | 30,391 | 141 | 2,579 | **33,111** | **18,285** | **170,196** |
| Retained loss | — | — | — | — | — | **(35,761)** | **(35,761)** |
| Foreign exchange loss on retranslation of investments and goodwill | — | — | — | (20,396) | **(20,396)** | — | **(20,396)** |
| Foreign exchange gain on retranslation of loans | — | — | — | 15,023 | **15,023** | — | **15,023** |
| Tax effect of foreign exchange movements | — | — | — | (2,152) | **(2,152)** | — | **(2,152)** |
| Realised revaluation gain | — | — | (141) | — | **(141)** | **141** | — |
| End of period | **118,800** | 30,391 | — | (4,946) | **25,445** | **(17,335)** | **126,910** |

| Company | Share premium account £000 | Special reserve £000 | Revaluation reserve £000 | Translation reserve £000 | Total of other reserves £000 | Profit and loss account £000 | Total £000 |
|---|---|---|---|---|---|---|---|
| Beginning of period as previously reported | **118,800** | 55,000 | — | (400) | **54,600** | **32,493** | **205,893** |
| Prior period adjustment | — | — | — | (347) | **(347)** | **347** | — |
| Beginning of period as restated | **118,800** | 55,000 | — | (747) | **54,253** | **32,840** | **205,893** |
| Retained loss | — | — | — | — | — | **(2,812)** | **(2,812)** |
| Foreign exchange loss on retranslation of investments | — | — | — | (18,315) | **(18,315)** | — | **(18,315)** |
| Foreign exchange gain on retranslation of loans | — | — | — | 15,023 | **15,023** | — | **15,023** |
| Tax effect of foreign exchange movements | — | — | — | 884 | **884** | — | **884** |
| End of period | **118,800** | 55,000 | — | (3,155) | **51,845** | **30,028** | **200,673** |

The cumulative amount of goodwill resulting from acquisitions and investments which has been written off against the Group's special reserve is £24,609,000 (2002 – £24,609,000).

The loss for the financial period attributable to the Company is £2,051,000 (2002 – restated – profit of £3,303,000), including dividends received from associates of £4,866,000 (2002 - £5,407,000).

## 23 Pension Arrangements

The Group provides pension arrangements through both funded defined benefit and defined contribution schemes which are open to all qualified employees.

**SSAP 24 - Accounting for Pension Costs**
In the UK, The Henlys Group plc Pension Scheme is operated under trust with a defined benefit section closed to new entrants and a defined contribution section. The Scheme's assets are invested independently of the Group.

For the defined benefit section the pension cost is assessed in accordance with the advice of a qualified actuary using the projected unit method. Actuarial valuations of the assets and liabilities of the Scheme are carried out triennially by Hewitt Bacon & Woodrow, Consulting Actuaries, to determine the financial position of the Scheme and to enable the Group to determine the level of contributions to be made to the Scheme. An actuarial valuation was carried out as at 31 March 2002 for the purpose of which it was assumed that the investment return pre retirement would exceed the rate in increase of salaries and wages by 2.9% and post retirement it would exceed price inflation by 1.4% per annum. At that date the total market value of the Scheme's assets was £100,600,000, representing 94% of its liabilities. The net charge to the profit and loss account for the period was £950,000 (2002 – £251,000). Subject to review at future actuarial valuations the future average contribution rate is 26.0% of pensionable salaries together with a level annual contribution of £750,000. As required by SSAP24, the figures included in the accounts in respect of the Group's UK pension scheme are based on actuarial valuations carried out at 31 March 2002 and do not take account of the movement in general stock market values since that date. Any effect will be reflected in the next triennial valuation, based upon which subsequent pension costs will be determined.

## 23 Pension Arrangements

*continued*

In the US the principal pension arrangements are of the defined benefit type with the schemes operated under trust with assets invested independently of the Group. Substantially all US employees are members of these schemes. The annual pension cost is assessed in accordance with US accounting standards and in accordance with annual actuarial valuations performed by William M. Mercer Inc., Actuaries, using the projected unit credit method. Actuarial valuations were carried out as at 1 November 2002 for the purpose of which it was assumed that the return on investments would be 8% and the rate of increase of salaries and wages would be an average of up to 3.2%. At that date the fair value of the Schemes' assets was US$66,932,000 respresenting 72% of the projected benefit obligations. The net charge to the profit and loss account for the period was £1,955,000 (2002 – £1,015,000). Subject to review at future actuarial valuations no future contribution rate has been agreed.

The pension cost for defined contribution schemes, which cover employees in the UK, US and Canada, is charged in the accounting period in which it is incurred. The total cost for the period was £1,888,000 (2002 – £1,496,000) of which £1,870,000 (2002 – £1,489,000) relates to the overseas schemes. There were no outstanding contributions at 30 September 2003 or at 30 September 2002.

### FRS17 - Retirement Benefits

In November 2000 the Accounting Standards Board issued FRS17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pension Costs'. FRS17 is fully effective for periods commencing on or after 1 January 2005, though certain disclosures are required in the transitional period, for periods ending on or after 22 June 2002. These further disclosures as at 30 September 2003 are set out below:

**The principal actuarial assumptions used:**

| | **Year ended 30 Sept 2003 %** | Year ended 30 Sept 2002 % |
|---|---|---|
| Rate of increase in salaries | **3.2 to 4.8** | 3.2 to 3.8 |
| Rate of increase of pensions in payment | **0 to 2.6** | 0 to 2.3 |
| Discount rate | **5.3 to 5.31** | 5.4 to 5.44 |
| Inflation assumption | **2.7 to 2.72** | 2.3 to 2.5 |

**Analysis of the assets and liabilities of the pension schemes operated by the Group and the weighted average expected rates of return of the schemes' assets:**

| | **30 Sept 2003** | | 30 Sept 2002 | |
|---|---|---|---|---|
| | **Long-term rate of return expected (%)** | **Value £000** | Long-term rate of return expected (%) | Value £000 |
| Equities | **7.1** | **69,887** | 7.3 | 65,642 |
| Government Bonds | **4.7** | **16,400** | 4.4 | 20,600 |
| Corporate Bonds | **5.1** | **8,300** | 4.8 | 8,400 |
| Property | **6.2** | **8,200** | 5.9 | 6,900 |
| Cash | **4.7** | **3,200** | 4.4 | 500 |
| Fair value of assets held | | **105,987** | | 102,042 |
| Present value of liabilities | | **(165,473)** | | (157,967) |
| Pension scheme deficit | | **(59,486)** | | (55,925) |
| Deferred tax asset | | **—** | | 10,864 |
| Net pension scheme deficit | | **(59,486)** | | (45,061) |

## 23 Pension Arrangements

*continued*

If the above amounts had been recognised in the financial statements the Group's net assets and profit and loss reserve would be as follows:

| | 30 Sept 2003 £000 | 30 Sept 2002 Restated £000 |
|---|---|---|
| Net assets excluding pension deficit | **145,948** | 189,234 |
| Pension deficit | **(59,486)** | (45,061) |
| Net assets including pension deficit | **86,462** | 144,173 |
| Profit and loss reserve excluding pension deficit | **(17,335)** | 18,285 |
| Pension reserve | **(59,486)** | (45,061) |
| Profit and loss reserve | **(76,821)** | (26,776) |

**Analysis of the amount that would have been charged to operating profit:**

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Current service cost | **(2,061)** | (1,502) |

**Analysis of the amount that would have been (charged)/credited to net finance income:**

| | Year ended 30 Sept 2003 £000 | 9 months ended 30 Sept 2002 £000 |
|---|---|---|
| Expected return on pension scheme assets | **6,392** | 7,305 |
| Interest on pension scheme liabilities | **(8,473)** | (7,135) |
| | **(2,081)** | 170 |

**Analysis of the actuarial loss that would have been recognised in the Group Statement of Total Recognised Gains and Losses:**

| | Year ended 30 Sept 2003 *£000* | 9 months ended 30 Sept 2002 *£000* |
|---|---|---|
| Actual return less expected return on pension scheme assets | **4,101** | (18,212) |
| Experience gains and losses arising on pension scheme liabilities | **(522)** | 4,958 |
| Changes in assumptions underlying the present value of pension scheme liabilities | **(6,525)** | (26,498) |
| | **(2,946)** | (39,752) |

**Movement in pension scheme deficit in the period:**

| | £000 |
|---|---|
| Pension scheme deficit as at 30 September 2002 | (55,925) |
| Movement in year: | |
| Current service cost | (2,061) |
| Contributions | 1,863 |
| Other finance income | (2,081) |
| Actuarial loss | (2,946) |
| Exchange movement | 1,664 |
| Pension scheme deficit as at 30 September 2003 | **(59,486)** |

## 23 Pension Arrangements

*continued*

### History of experience gains and losses:

| | Year ended 30 Sept 2003 | 9 months ended 30 Sept 2002 |
|---|---|---|
| Difference between the expected and actual return on pension scheme assets: | | |
| Amount (£000) | **4,101** | (18,212) |
| Percentage of scheme assets | **4%** | 18% |
| Experience gains and losses on pension scheme liabilities: | | |
| Amount (£000) | **(522)** | 4,958 |
| Percentage of the present value of scheme liabilities | **0%** | 3% |
| Total actuarial loss recognised in the Group Statement of Total Recognised Gains and Losses: | | |
| Amount (£000) | **(2,946)** | (39,752) |
| Percentage of the present value of scheme liabilities | **2%** | 25% |

## 24 Guarantees and Other Financial Commitments

(a) Capital commitments as at 30 September 2003, for which no provision has been made in the financial statements, are as follows:

| | Group 30 Sept 2003 £000 | Group 30 Sept 2002 £000 | Company 30 Sept 2003 £000 | Company 30 Sept 2002 £000 |
|---|---|---|---|---|
| Contracted but not provided | **8,229** | 8,889 | **—** | — |

(b) Operating lease commitments:

At 30 September 2003 the Group and Company had annual commitments under operating leases as set out below:

| Group | Land and buildings 30 Sept 2003 £000 | Other 30 Sept 2003 £000 | Land and buildings 30 Sept 2002 £000 | Other 30 Sept 2002 £000 |
|---|---|---|---|---|
| Operating leases which expire: | | | | |
| within one year | **—** | **240** | — | 258 |
| in two to five years | **49** | **470** | 52 | 478 |
| after five years | **90** | **—** | 129 | — |
| | **139** | **710** | 181 | 736 |

| Company | | | | |
|---|---|---|---|---|
| Operating leases which expire: | | | | |
| within one year | **—** | **6** | — | — |
| in two to five years | **—** | **—** | — | 13 |
| after five years | **89** | **—** | 129 | — |
| | **89** | **6** | 129 | 13 |

(c) The Company has entered into cross guarantees, in respect of bank borrowings, with fellow Group undertakings, the amount outstanding at 30 September 2003 being £nil (2002 – £nil).

(d) The Group has contingent liabilities of £3,502,000 (2002 – £3,640,000) in respect of guarantees given in the ordinary course of business and other contingent obligations of a commercial nature.

## 25 Related Party Transactions

**Prévost Car Inc.**

There have been no related party transactions or balances other than those already disclosed in the financial statements.

The Company has entered into guarantees in respect of amounts advanced to Prévost Car Inc. The amount outstanding at 30 September 2003 was £28,992,000 (2002 – £26,057,000).

**TransBus Holdings Limited**

The Company has received payments of £1,866,000 (2002 – £522,000) from its associated undertaking relating to consortium tax relief.

# US Dollar Translation of Group Primary Financial Statements

The profit and loss account and cash flow statement in US dollars have been translated using the average monthly exchange rates applied to the monthly results.

The 2003 balance sheet in US dollars has been translated using the period end exchange rate of £1=US$1.6614 (2002 - £1=US$1.5726).

## Group Profit and Loss Account

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | **Year ended 30 September 2003** | | | | *9 months ended 30 September 2002* | | | |
|---|---|---|---|---|---|---|---|---|
| | **Group** | **Interest in Joint Ventures** | **Interest in Associates** | **Total** | Group Restated | Interest in Joint Ventures | Interest in Associates | Total Restated |
| | **US$000** | **US$000** | **US$000** | **US$000** | US$000 | US$000 | US$000 | US$000 |
| **Turnover** | **503,006** | **170,289** | **154,674** | **827,969** | 536,120 | 177,799 | 63,980 | 777,899 |
| Cost of sales | **(465,990)** | **(137,518)** | **(121,309)** | **(724,817)** | (473,450) | (160,199) | (48,474) | (682,123) |
| **Gross Profit** | **37,016** | **32,771** | **33,365** | **103,152** | 62,670 | 17,600 | 15,506 | 95,776 |
| Other operating expenses (net) | **(92,368)** | **(24,543)** | **(23,399)** | **(140,310)** | (54,613) | (15,293) | (10,587) | (80,493) |
| **Operating (Loss)/Profit** | | | | | | | | |
| Continuing operations | **(1,780)** | **11,590** | **14,532** | **24,342** | 38,245 | 6,256 | 7,415 | 51,916 |
| Amortisation of goodwill | **(27,627)** | **(1,876)** | **(2,765)** | **(32,268)** | (20,688) | (1,290) | (1,913) | (23,891) |
| Exceptional costs | **(25,945)** | **(1,486)** | **(1,801)** | **(29,232)** | (9,500) | (2,659) | (583) | (12,742) |
| | **(55,352)** | **8,228** | **9,966** | **(37,158)** | 8,057 | 2,307 | 4,919 | 15,283 |
| Share of operating profit in joint ventures | **8,228** | | | | 2,307 | | | |
| Share of operating profit in associates | **9,966** | | | | 4,919 | | | |
| **Total Operating (Loss)/Profit** | **(37,158)** | | | | 15,283 | | | |
| Share of profit on disposal of fixed assets in associates | **3,025** | | | | — | | | |
| Interest payable (net) | **(21,091)** | | | | (16,398) | | | |
| **Loss on Ordinary Activities before Taxation** | **(55,224)** | | | | (1,115) | | | |
| Taxation | **(1,269)** | | | | (6,877) | | | |
| **Loss for the Financial Period** | **(56,493)** | | | | (7,992) | | | |
| Dividends | **(1,084)** | | | | (8,618) | | | |
| **Transfer from Reserves** | **(57,577)** | | | | (16,610) | | | |

# US Dollar Translation of Group Primary Financial Statements

## Group Balance Sheet

AT 30 SEPTEMBER 2003

| | Group 30 Sept 2003 US$000 | Interest in Joint Ventures 30 Sept 2003 US$000 | Total 30 Sept 2003 US$000 | Group 30 Sept 2002 Restated US$000 | Interest in Joint Ventures 30 Sept 2002 US$000 | Total 30 Sept 2002 US$000 |
|---|---|---|---|---|---|---|
| **Fixed Assets** | | | | | | |
| Intangible assets | **490,892** | **28,749** | **519,641** | 494,180 | 26,244 | 520,424 |
| Tangible assets | **46,218** | **21,356** | **67,574** | 41,265 | 24,515 | 65,780 |
| Investments | **171,480** | **(52,721)** | **118,759** | 159,017 | (44,391) | 114,626 |
| | **708,590** | **(2,616)** | **705,974** | 694,462 | 6,368 | 700,830 |
| **Current Assets** | | | | | | |
| Stocks | **142,171** | **51,047** | **193,218** | 135,739 | 56,458 | 192,197 |
| Debtors | **37,142** | **44,685** | **81,827** | 45,989 | 56,452 | 102,441 |
| Cash at bank and in hand | **35,473** | **10,977** | **46,450** | 62,890 | 3,369 | 66,259 |
| | **214,786** | **106,709** | **321,495** | 244,618 | 116,279 | 360,897 |
| **Creditors** | | | | | | |
| Amounts falling due within one year | **386,932** | **88,663** | **475,595** | 248,216 | 95,584 | 343,800 |
| **Net Current (Liabilities)/Assets** | **(172,146)** | **18,046** | **(154,100)** | (3,598) | 20,695 | 17,097 |
| **Total Assets less Current Liabilities** | **536,444** | **15,430** | **551,874** | 690,864 | 27,063 | 717,927 |
| **Creditors:** Amounts falling due after more than one year: | | | | | | |
| Convertible debt | **240,000** | **—** | **240,000** | 240,000 | — | 240,000 |
| Other creditors | **8,474** | **1,075** | **9,549** | 101,936 | 1,746 | 103,682 |
| **Provisions for Liabilities and Charges** | **45,492** | **14,355** | **59,847** | 51,338 | 25,317 | 76,655 |
| **Net Assets** | **242,478** | **—** | **242,478** | 297,590 | — | 297,590 |
| **Capital and Reserves** | | | | | | |
| Called up share capital | **31,630** | | | 29,939 | | |
| Share premium account | **197,374** | | | 186,825 | | |
| Other reserves | **42,274** | | | 52,071 | | |
| Profit and loss account | **(28,800)** | | | 28,755 | | |
| **Equity Shareholders' Funds** | **242,478** | | | 297,590 | | |

# US Dollar Translation of Group Primary Financial Statements

CONTINUED

## Group Cash Flow Statement

FOR THE YEAR ENDED 30 SEPTEMBER 2003

| | Year ended 30 Sept 2003 US$000 | 9 months ended 30 Sept 2002 Restated US$000 |
|---|---|---|
| **Net Cash (Outflow)/Inflow from Operating Activities** | **(12,054)** | 37,104 |
| Dividends and Interest received from Joint Ventures and Associates | **9,305** | 10,994 |
| Returns on Investments and Servicing of Finance | **(23,024)** | (11,418) |
| Taxation | **2,096** | 2,162 |
| Capital Expenditure (net) | **(32,553)** | (22,062) |
| Equity Dividends Paid | **(10,489)** | (3,779) |
| **Cash (Outflow)/Inflow before Financing** | **(66,719)** | 13,001 |
| Financing | **24,679** | 47,620 |
| **(Decrease)/Increase in Cash in the Period** | **(42,040)** | 60,621 |

# Five Year Record

| | | Year ended 30 September 2003 | 9 months ended 30 September 2002 Restated | Year ended 31 December 2001 Restated | Year ended 31 December 2000 Restated | Year ended 31 December 1999 Restated |
|---|---|---|---|---|---|---|
| | | **£000** | £000 | £000 | £000 | £000 |
| Turnover | – continuing operations | **313,790** | 358,061 | 458,526 | 518,506 | 69,247 |
| | – joint ventures | **106,505** | 120,457 | 168,968 | 202,781 | 209,217 |
| | – associates | **96,381** | 44,250 | 89,240 | — | — |
| | – discontinued operations – UK coach and bus | **—** | — | — | 161,476 | 184,100 |
| | | **516,676** | 522,768 | 716,734 | 882,763 | 462,564 |
| Operating Profit | – continuing operations | **(1,059)** | 25,273 | 37,445 | 70,191 | 7,177 |
| | – joint ventures | **7,237** | 4,119 | 3,116 | 11,203 | 20,509 |
| | – associates | **9,038** | 5,101 | 10,228 | — | — |
| | – discontinued operations – UK coach and bus | **—** | — | — | 5,099 | 11,579 |
| | | **15,216** | 34,493 | 50,789 | 86,493 | 39,265 |
| Amortisation of Goodwill | | **(20,156)** | (16,169) | (22,033) | (19,295) | (4,534) |
| Exceptional costs | | **(16,242)** | (8,229) | (45,264) | — | (6,759) |
| | | **(21,182)** | 10,095 | (16,508) | 67,198 | 27,972 |
| Interest | | **(13,184)** | (11,106) | (20,299) | (21,982) | (4,283) |
| Profit/(Loss) before Taxation | | **(34,366)** | (1,011) | (36,807) | 45,216 | 23,689 |
| Taxation | | **(634)** | (4,587) | (5,383) | (22,252) | (7,362) |
| Profit/(Loss) for the Financial Period | | **(35,000)** | (5,598) | (42,190) | 22,964 | 16,327 |
| **Adjusted Profit before Taxation** | | **2,032** | 23,387 | 30,490 | 64,511 | 34,982 |
| Tangible Fixed Assets | | **27,819** | 26,240 | 26,205 | 58,368 | 57,437 |
| Net Current Assets/(Liabilities) | | **(103,615)** | (2,288) | 20,111 | 74,620 | 56,653 |
| Total Assets less Current Liabilities | | **322,887** | 439,313 | 497,327 | 550,942 | 509,267 |
| Equity Shareholders' funds | | **145,948** | 189,234 | 214,268 | 250,813 | 227,918 |
| Earnings/(Loss) per Share – basic | | **(46.0)p** | (7.4)p | (55.4)p | 30.2p | 28.4p |
| Earnings per Share – adjusted | | **1.8p** | 21.1p | 26.7p | 58.5p | 44.2p |
| Earnings/(Loss) per Share – diluted | | **(29.6)p** | (1.0)p | (36.2)p | 29.5p | 28.0p |
| Earnings per Share – adjusted diluted | | **7.2p** | 20.9p | 27.1p | 51.3p | 42.6p |
| Dividends per Share | | **1.0p** | 7.65p | 10.2p | 20.4p | 19.2p |

# Financial Calendar

**2003**

| | |
|---|---|
| 10 December | Preliminary Announcement of Results for the year ended 30 September 2003. |

**2004**

| | |
|---|---|
| 5 January | Annual Report & Financial Statements 2003 published. |
| 4 February | Annual General Meeting. |
| June | Interim results for the half year ending 31 March 2004. |
| December | Preliminary Announcement of Results for the year ending 30 September 2004. |

# Investor Information

**Payment of dividends to mandated accounts**

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the Registrar, whose address is on page 63. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

**Shareholder information on the internet**

Henlys operates a corporate web site **www.henlys.com** with links to the websites of group operating companies.

Computershare Services plc has introduced a facility whereby shareholders are able to access details of their shareholding via the internet. This service can be accessed in their web site **www-uk.computershare.com**.

**Ordinary share price information**

The Company's current Ordinary share price can be obtained from Financial Times Cityline telephone 0906 003 3675.

**Share dealing service**

Hoare Govett Limited has established a low cost dealing service which enables investors to buy or sell the Company's shares. Transactions are executed and settled by Pershing Securities Limited. Further information and forms can be obtained from Hoare Govett Limited, telephone 020 7678 8300, whose address is on page 63.

# Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fifty-seventh Annual General Meeting of Henlys Group plc will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on 4 February 2004 at 2.30 pm for the following purposes:

**Resolution 1**
To receive and adopt the financial statements for the year ended 30 September 2003 together with the reports of the directors and auditors thereon.

**Resolution 2**
To receive and approve the Board Report on Directors' Remuneration.

**Resolution 3**
To re-appoint Deloitte & Touche LLP as auditors to the Company for the period to the conclusion of the next Annual General Meeting and to authorise the directors to fix their remuneration.

**Information on the directors proposed for re-election in resolutions 4 to 8 below is contained on page 15 of the Annual Report and Financial Statements, in the Director's Report on page 16 and in the Board Report on Directors' Remuneration on pages 23 to 28.**

**Resolution 4**
To re-appoint Mr C.I. Cowan as a director.

**Resolution 5**
To re-appoint Mr T.A. Welsh as a director.

**Resolution 6**
To re-appoint Mr J.D. Bust as a director.

**Resolution 7**
To re-appoint Mr G.R.W. Gillespie as a director.

**Resolution 8**
To re-appoint Mr C.J.S. Woodwark as a director.

As Special Business, to consider the following resolutions of which Resolutions 10 and 11 will be proposed as Special Resolutions:

**Resolution 9**
THAT the directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Act) of the Company up to an aggregate nominal amount of £6,346,146 and such authority (unless previously revoked or varied) shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2005 or 15 months after the passing of this Resolution (whichever is earlier) but shall allow the Company before such expiry to make an offer or agreement which would or might require the allotment of all or any of those relevant securities after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement, as if the authority conferred hereby had not expired.

**Resolution 10**
THAT the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the general authority conferred on them as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interests of all such shareholders are proportionate (as nearly as may be) to the respective numbers of equity securities held by them subject only to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal and practical difficulties under the laws of overseas jurisdictions or the requirements of any recognised regulatory body or stock exchange in any territory; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £951,922;

and shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2005 or 15 months after the passing of this Resolution (whichever is earlier) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred had not expired.

**Resolution 11**

THAT, in accordance with the Articles of Association from time to time and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of Ordinary shares of 25p each in the capital of the Company ("Ordinary shares") provided that:

(a) the maximum aggregate number of Ordinary shares hereby authorised to be purchased is 7,615,376;

(b) the minimum price which may be paid for an Ordinary share is 25p per Ordinary share;

(c) the maximum price which may be paid for an Ordinary share is not more than 5 per cent above the average of the middle market price shown in the quotation for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the Ordinary share is purchased;

and the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2005 or 15 months after the passing of such Resolution (whichever is earlier) save that the Company may make a contract or contracts to purchase Ordinary shares, before such expiry, which will or may be executed wholly or partly after such expiry, and may make a purchase of Ordinary shares in pursuance of any such contract or contracts as if such authority had not expired.

By Order of the Board

**P. Dawes**
Company Secretary
10 December 2003

**Notes:**

1. The Company has sent this notice to all members whose names appeared on the Company's Register of Members at the close of business on 29 December 2003. If all shares in the Company have been sold by the member to whom this document is addressed, this document and the accompanying proxy form should be passed to the person through whom the sale was made for transmission to the purchaser.
2. (i) Only persons entered on the Company's register of members by close of business on 2 February 2004 will have the right to attend and vote at the meeting.

   (ii) A Member of the Company who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, and, on a poll, vote instead of him. A proxy need not be a Member of the Company. The instrument appointing a proxy and any authority under which it is executed, or a copy of the authority certified notarially or in some other way approved by the directors, must be lodged at the offices of the Registrars to the Company, Computershare Services PLC, Lochside House, 7 Lochside Avenue, Edinburgh Park, Edinburgh EH12 9DJ, not less than forty-eight hours before the time appointed for holding the Meeting or adjourned Meeting.
3. There will be available for inspection at the Registered Office of the Company during the usual business hours on a weekday (Saturdays and Public Holidays excepted) from the date of this Notice until the date of the Annual General Meeting, copies of the service agreements of executive directors, letters of appointment of non-executive directors, the Register of Directors' Interests (and their families) in the share capital of the Company and the Terms of Reference of the Remuneration, Nomination and Audit Committees. The copies of these documents will also be available for inspection at the place of the Annual General Meeting for at least fifteen minutes prior to and during the Meeting.

# Corporate Information

**Registered Office**
1 Imperial Place,
Elstree Way,
Borehamwood,
Herts WD6 1JJ

**Registered in England**
Registered No. 435086

**Corporate Web Site**
www.henlys.com

**Secretary**
P. Dawes FCIS

**Auditors**
Deloitte & Touche LLP,
1 City Square,
Leeds LS1 2AL

**Registrars and Transfers Office**
Computershare Investor Services PLC,
Lochside House,
7 Lochside Avenue
Edinburgh Park
Edinburgh EH12 9DJ

**ADR Depositary**
The Bank of New York,
101 Barclay Street, 22 West,
New York, NY10286
USA

**Cusip No. of ADR**
42551E104

**Solicitors**
Ashurst,
Broadwalk House,
5 Appold Street,
London EC2A 2HA

**Principal Counsel for Blue Bird Operations**
Smith, Gambrell & Russell, LLP,
Suite 3100, Promenade 11,
1230 Peachtree Street, NE,
Atlanta,
Georgia 30309-3592,
USA

**Financial Advisers**
Close Brothers Corporate Finance Limited,
10 Crown Place
Clifton Street
London EC2A 4FT

**Stockbrokers**
Hoare Govett Limited,
250 Bishopsgate,
London EC2M 4AA

West LB Panmure Limited,
Woolgate Exchange,
25 Basinghall Street,
London EC2V 5HA

**Principal Bankers**
Lloyds TSB Bank Plc,
Corporate & Institutional Banking,
St. George's House,
P.O. Box 787,
6-8 Eastcheap,
London EC3M 1LL

The Royal Bank of Scotland plc,
Corporate and Institutional Banking,
135 Bishopsgate,
London EC2M 3UR

Wachovia Bank, N.A.,
Global Corporate Finance,
191 Peachtree Street, NE,
Atlanta,
Georgia 30303-1757,
USA

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